INTERIM REPORT

For the three months ended
March 31, 2015

CONSOLIDATED BALANCE SHEETS
as at March 31, 2015 and December 31, 2014
(unaudited - US$ millions)

	Notes	March 31, 2015	December 31, 2014
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $95.0; December 31, 2014 – $109.7)	5, 19	2,219.9	1,244.3
Insurance contract receivables		2,105.1	1,931.7
		4,325.0	3,176.0

Portfolio investments
Subsidiary cash and short term investments	5, 19	4,988.4	5,534.3
Bonds (cost $10,067.9; December 31, 2014 – $9,900.1)	5	11,708.1	11,445.5
Preferred stocks (cost $311.7; December 31, 2014 – $386.8)	5	310.6	376.4
Common stocks (cost $4,476.3; December 31, 2014 – $4,531.7)	5	4,450.5	4,848.5
Investments in associates (fair value $1,950.6; December 31, 2014 – $2,070.5)	5, 6	1,534.8	1,617.7
Derivatives and other invested assets (cost $606.2; December 31, 2014 – $634.0)	5, 7	499.5	426.8
Assets pledged for short sale and derivative obligations (cost $450.6; December 31, 2014 – $757.8)	5, 7	504.1	860.0
Fairfax India portfolio investments	5	1,017.3	—
		25,013.3	25,109.2

Deferred premium acquisition costs		510.8	497.6
Recoverable from reinsurers (including recoverables on paid losses – $259.5; December 31, 2014 – $230.7)	8, 9	3,925.8	3,982.1
Deferred income taxes		412.0	460.4
Goodwill and intangible assets		1,541.2	1,558.3
Other assets		1,722.6	1,347.6
		37,450.7	36,131.2

Liabilities
Subsidiary indebtedness	10	57.7	37.6
Accounts payable and accrued liabilities		2,019.6	2,029.1
Income taxes payable		89.9	118.3
Short sale and derivative obligations (including at the holding company – $75.3; December 31, 2014 – $31.6)	5, 7	254.3	160.8
Funds withheld payable to reinsurers		461.9	461.5
		2,883.4	2,807.3

Insurance contract liabilities	8	20,197.2	20,438.7
Long term debt	10	3,289.7	3,141.4
		23,486.9	23,580.1

Equity	11
Common shareholders’ equity		8,770.9	8,361.0
Preferred stock		1,342.6	1,164.7
Shareholders’ equity attributable to shareholders of Fairfax		10,113.5	9,525.7
Non-controlling interests		966.9	218.1
Total equity		11,080.4	9,743.8
		37,450.7	36,131.2

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2015 and 2014
(unaudited - US$ millions except per share amounts)

	Notes	2015	2014
Revenue
Gross premiums written	17	2,064.2	1,900.7
Net premiums written	17	1,832.1	1,612.4

Gross premiums earned		1,853.7	1,714.9
Premiums ceded to reinsurers		(241.6)	(277.2)
Net premiums earned	17	1,612.1	1,437.7
Interest and dividends		114.2	90.5
Share of profit of associates		30.8	42.6
Net gains on investments	5	176.5	1,006.1
Other revenue		454.3	305.6
		2,387.9	2,882.5
Expenses
Losses on claims, gross	8	1,160.3	1,093.2
Losses on claims ceded to reinsurers		(161.5)	(217.0)
Losses on claims, net	18	998.8	876.2
Operating expenses	18	321.0	300.1
Commissions, net	9	243.2	239.8
Interest expense		51.5	49.8
Other expenses	18	442.5	297.3
		2,057.0	1,763.2
Earnings before income taxes		330.9	1,119.3
Provision for income taxes	13	94.8	334.3
Net earnings		236.1	785.0

Attributable to:
Shareholders of Fairfax		225.2	784.6
Non-controlling interests		10.9	0.4
		236.1	785.0

Net earnings per share	12	$9.92	$36.35
Net earnings per diluted share	12	$9.71	$35.72
Cash dividends paid per share		$10.00	$10.00
Shares outstanding (000) (weighted average)	12	21,508	21,193

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2015 and 2014
(unaudited – US$ millions)

	Notes	2015	2014

Net earnings		236.1	785.0

Other comprehensive income (loss), net of income taxes	11

Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation gains (losses) on foreign operations		(189.0)	(42.6)
Change in gains (losses) on hedge of net investment in Canadian subsidiaries		112.5	53.6
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans		(35.6)	6.5
		(112.1)	17.5
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates		(2.2)	59.4

Other comprehensive income (loss), net of income taxes		(114.3)	76.9

Comprehensive income		121.8	861.9

Attributable to:
Shareholders of Fairfax		117.9	860.5
Non-controlling interests		3.9	1.4
		121.8	861.9

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three months ended March 31, 2015 and 2014
(unaudited - US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares (at cost)	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2015	3,642.8	3.8	(155.8)	78.4	4,909.9	(118.1)	8,361.0	1,164.7	9,525.7	218.1	9,743.8
Net earnings for the period	—	—	—	—	225.2	—	225.2	—	225.2	10.9	236.1
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	—	—	—	—	—	(182.0)	(182.0)	—	(182.0)	(7.0)	(189.0)
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	112.5	112.5	—	112.5	—	112.5
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	—	—	—	—	—	(35.6)	(35.6)	—	(35.6)	—	(35.6)
Share of gains (losses) on defined benefit plans of associates	—	—	—	—	—	(2.2)	(2.2)	—	(2.2)	—	(2.2)
Issuance of shares	575.9	—	2.3	(6.9)	—	—	571.3	179.0	750.3	—	750.3
Purchases and amortization	—	—	(50.9)	9.2	—	—	(41.7)	(1.1)	(42.8)	—	(42.8)
Excess of book value over consideration of preferred shares purchased for cancellation	—	—	—	—	0.5	—	0.5	—	0.5	—	0.5
Common share dividends	—	—	—	—	(216.1)	—	(216.1)	—	(216.1)	—	(216.1)
Preferred share dividends	—	—	—	—	(12.4)	—	(12.4)	—	(12.4)	—	(12.4)
Net changes in capitalization and other	—	—	—	3.3	(12.9)	—	(9.6)	—	(9.6)	744.9	735.3
Balance as of March 31, 2015	4,218.7	3.8	(204.4)	84.0	4,894.2	(225.4)	8,770.9	1,342.6	10,113.5	966.9	11,080.4

Balance as of January 1, 2014	3,642.8	3.8	(140.0)	50.5	3,551.2	78.4	7,186.7	1,166.4	8,353.1	107.4	8,460.5
Net earnings for the period	—	—	—	—	784.6	—	784.6	—	784.6	0.4	785.0
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	—	—	—	—	—	(43.6)	(43.6)	—	(43.6)	1.0	(42.6)
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	53.6	53.6	—	53.6	—	53.6
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	—	—	—	—	—	6.5	6.5	—	6.5	—	6.5
Share of gains (losses) on defined benefit plans of associates	—	—	—	—	—	59.4	59.4	—	59.4	—	59.4
Issuance of shares	—	—	6.9	(7.6)	—	—	(0.7)	—	(0.7)	—	(0.7)
Purchases and amortization	—	—	(15.6)	6.7	—	—	(8.9)	—	(8.9)	—	(8.9)
Common share dividends	—	—	—	—	(215.7)	—	(215.7)	—	(215.7)	—	(215.7)
Preferred share dividends	—	—	—	—	(14.3)	—	(14.3)	—	(14.3)	—	(14.3)
Net changes in capitalization and other	—	—	—	—	—	—	—	—	—	11.2	11.2
Balance as of March 31, 2014	3,642.8	3.8	(148.7)	49.6	4,105.8	154.3	7,807.6	1,166.4	8,974.0	120.0	9,094.0

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2015 and 2014
(unaudited - US$ millions)

	Notes	2015	2014
Operating activities
Net earnings		236.1	785.0
Depreciation, amortization and impairment charges		26.2	22.5
Net bond discount amortization		(3.1)	(7.5)
Amortization of share-based payment awards		9.2	6.7
Share of profit of associates		(30.8)	(42.6)
Deferred income taxes	13	43.6	255.5
Net gains on investments	5	(176.5)	(1,006.1)
Net purchases of securities classified as at FVTPL	19	(832.8)	(220.2)
Changes in operating assets and liabilities		(76.6)	67.0
Cash provided by (used in) operating activities		(804.7)	(139.7)

Investing activities
Sales of investments in associates and joint ventures	6	48.1	2.8
Purchases of investments in associates and joint ventures	6	(2.1)	(335.0)
Net purchases of premises and equipment and intangible assets		(20.8)	(14.2)
Net purchases of subsidiaries, net of cash acquired	15	(17.9)	(51.9)
Increase in restricted cash in support of acquisitions	15	(1,031.8)	(61.8)
Cash provided by (used in) investing activities		(1,024.5)	(460.1)

Financing activities
Subsidiary indebtedness:	10
Issuances		31.7	29.0
Repayment		(10.5)	(24.7)
Long term debt:	10
Issuances		278.6	—
Issuance costs		(2.9)	—
Repayment		(1.4)	(1.2)
Subordinate voting shares:	11
Issuances		600.3	—
Issuance costs		(24.4)	—
Preferred shares:	11
Issuances		184.7	—
Issuance costs		(5.7)	—
Repurchases		(0.6)	—
Purchases of subordinate voting shares for treasury		(50.9)	(15.6)
Subsidiary common shares:
Issuances to non-controlling interests		766.8	—
Issuance costs		(41.0)	—
Common share dividends		(216.1)	(215.7)
Preferred share dividends		(12.4)	(14.3)
Cash provided by (used in) financing activities		1,496.2	(242.5)
Increase (decrease) in cash, cash equivalents and bank overdrafts		(333.0)	(842.3)
Cash, cash equivalents and bank overdrafts – beginning of period		3,018.7	3,758.2
Foreign currency translation		(119.2)	(53.1)
Cash, cash equivalents and bank overdrafts – end of period	19	2,566.5	2,862.8

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three months ended March 31, 2015 and 2014
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.	Basis of Presentation

These interim consolidated financial statements of the company for the three months ended March 31, 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB. The interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and as at fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.

These interim consolidated financial statements were approved for issue by the company’s Board of Directors on April 30, 2015.

3.	Summary of Significant Accounting Policies

The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2014, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
New accounting pronouncements adopted in 2015
Amendment to IAS 19 Employee Benefits ("IAS 19")
The IASB amended IAS 19 to permit employee contributions that are independent of the number of years of service to be recognized as a reduction of service cost in the period in which the service is rendered, instead of allocating the contributions to periods of service. Retrospective adoption of the amendment on January 1, 2015 did not have a significant impact on the consolidated financial statements.
IFRS Annual Improvements
The IASB periodically issues improvements to clarify the requirements of IFRS and eliminate inconsistencies within and between standards. Adoption of the 2010-2012 and 2011-2013 improvements on January 1, 2015 in accordance with their respective transition provisions did not have a significant impact on the consolidated financial statements.
New accounting pronouncements issued but not yet effective
The company is currently evaluating the impact of following accounting pronouncements on its consolidated financial statements:
IFRS 9 Financial Instruments ("IFRS 9")
In July 2014 the IASB published the complete version of IFRS 9 which supersedes the 2010 version of IFRS 9 currently applied by the company. This complete version is effective for annual periods beginning on or after January 1, 2018, with retrospective application, and includes: requirements on the classification and measurement of financial assets and liabilities; an expected credit loss model that replaces the existing incurred loss impairment model; and new hedge accounting guidance.
IFRS 15 Revenue from Contracts with Customers ("IFRS 15")
In May 2014 the IASB published IFRS 15 which introduces a single model for recognizing revenue from contracts with customers. IFRS 15 excludes insurance contracts from its scope and is primarily applicable to the company’s non-insurance entities. The standard is expected to be effective for annual periods beginning on or after January 1, 2018, with retrospective application.

4.	Critical Accounting Estimates and Judgments

In the preparation of the company's interim consolidated financial statements, management has made a number of estimates and judgments which are consistent with those as described in the company's annual consolidated financial statements for the year ended December 31, 2014. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

5.	Cash and Investments

Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified as at FVTPL, except for investments in associates and other invested assets which are classified as other, and are shown in the table below:

	March 31, 2015	December 31, 2014
Holding company:
Cash and cash equivalents (note 19)	1,114.8	317.7
Short term investments	304.8	121.6
Short term investments pledged for short sale and derivative obligations	76.3	92.0
Bonds	267.3	323.8
Bonds pledged for short sale and derivative obligations	18.7	17.7
Preferred stocks	170.0	144.2
Common stocks	35.8	89.8
Derivatives (note 7)	232.2	137.5
	2,219.9	1,244.3
Short sale and derivative obligations (note 7)	(75.3)	(31.6)
	2,144.6	1,212.7

Portfolio investments:
Cash and cash equivalents (note 19)	2,695.5	3,034.5
Short term investments	2,292.9	2,499.8
Bonds	11,708.1	11,445.5
Preferred stocks	310.6	376.4
Common stocks	4,450.5	4,848.5
Investments in associates (note 6)	1,534.8	1,617.7
Derivatives (note 7)	485.8	412.6
Other invested assets	13.7	14.2
	23,491.9	24,249.2

Assets pledged for short sale and derivative obligations:
Short term investments	193.1	227.7
Bonds	311.0	632.3
	504.1	860.0

Fairfax India portfolio investments:
Cash and cash equivalents (note 19)	40.4	—
Short term investments	269.5	—
Bonds	707.4	—
	1,017.3	—

	25,013.3	25,109.2
Short sale and derivative obligations (note 7)	(179.0)	(129.2)
	24,834.3	24,980.0
Common stocks included investments in limited partnerships with a carrying value of $1,043.5 at March 31, 2015 (December 31, 2014 - $1,004.4).

Fixed Income Maturity Profile
Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At March 31, 2015 bonds containing call and put features represented approximately $6,712.6 and $229.6 respectively (December 31, 2014 - $6,880.2 and $56.4 respectively) of the total fair value of bonds in the table below.

	March 31, 2015		December 31, 2014
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	566.3	580.3	653.9	664.2
Due after 1 year through 5 years	4,837.4	5,772.6	4,714.1	5,708.3
Due after 5 years through 10 years	737.0	733.8	341.6	355.0
Due after 10 years	5,213.6	5,925.8	5,067.4	5,691.8
	11,354.3	13,012.5	10,777.0	12,419.3

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models using observable market information as inputs (Level 2) and valuation models without observable market information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	March 31, 2015				December 31, 2014
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	3,850.7	3,850.7	—	—	3,352.2	3,352.2	—	—

Short term investments:
Canadian provincials	590.3	590.3	—	—	334.0	334.0	—	—
U.S. treasury	2,310.3	2,310.3	—	—	2,170.7	2,170.7	—	—
Other government	163.4	133.7	29.7	—	361.1	312.8	48.3	—
Corporate and other	72.6	—	72.6	—	75.3	—	75.3	—
	3,136.6	3,034.3	102.3	—	2,941.1	2,817.5	123.6	—
Bonds:
Canadian government	15.3	—	15.3	—	16.0	—	16.0	—
Canadian provincials	200.8	—	200.8	—	217.1	—	217.1	—
U.S. treasury	2,223.4	—	2,223.4	—	2,094.2	—	2,094.2	—
U.S. states and municipalities	6,980.9	—	6,980.9	—	6,998.2	—	6,998.2	—
Other government	1,596.5	—	1,596.5	—	1,559.0	—	1,559.0	—
Corporate and other	1,995.6	—	1,293.6	702.0	1,534.8	—	701.8	833.0
	13,012.5	—	12,310.5	702.0	12,419.3	—	11,586.3	833.0
Preferred stocks:
Canadian	129.8	—	14.8	115.0	173.9	—	16.7	157.2
U.S.	327.3	—	326.5	0.8	322.4	—	321.6	0.8
Other	23.5	—	23.5	—	24.3	—	24.3	—
	480.6	—	364.8	115.8	520.6	—	362.6	158.0
Common stocks:
Canadian	789.9	666.6	102.3	21.0	918.2	786.7	109.7	21.8
U.S.	943.0	466.5	34.1	442.4	907.3	478.0	29.4	399.9
Other	2,753.4	1,553.3	592.9	607.2	3,112.8	1,922.1	563.3	627.4
	4,486.3	2,686.4	729.3	1,070.6	4,938.3	3,186.8	702.4	1,049.1

Derivatives and other invested assets(1)	725.7	—	210.4	515.3	558.1	—	285.0	273.1

Short sale and derivative obligations	(254.3)	—	(254.3)	—	(160.8)	—	(160.8)	—

Holding company cash and investments and portfolio investments measured at fair value	25,438.1	9,571.4	13,463.0	2,403.7	24,568.8	9,356.5	12,899.1	2,313.2

	100.0%	37.6%	53.0%	9.4%	100.0%	38.1%	52.5%	9.4%

Investments in associates (note 6)(2)	1,950.6	983.6	35.1	931.9	2,070.5	1,046.4	35.5	988.6

(1)	Excluded from these totals are certain real estate investments at March 31, 2015 of $6.0 (December 31, 2014 - $6.2) which are carried at cost less any accumulated amortization and impairment.

(2)	The carrying value of investments in associates is determined under the equity method of accounting and the related fair value is presented separately in the table above.

There were no changes to the valuation techniques used compared to those described in the Summary of Significant Accounting Policies in the company's annual consolidated financial statements for the year ended December 31, 2014.
Transfers between fair value hierarchy levels are considered effective from the beginning of the reporting period in which the transfer is identified. During the quarters ended March 31, 2015 and 2014 there were no significant transfers of financial instruments between Level 1 and Level 2 and there were no transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.

A summary of changes in the fair values of Level 3 financial assets measured at fair value on a recurring basis for the quarters ended March 31 follows:

	2015
	Private placement debt securities	Private company preferred shares	Limited partnerships	Private equity funds	Private company common shares	CPI-linked derivatives and warrants	Total
Balance - January 1	833.0	158.0	775.3	117.6	156.2	273.1	2,313.2
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	(70.1)	3.8	1.8	(12.3)	(1.6)	237.4	159.0
Purchases	4.5	0.4	37.3	5.8	0.1	4.8	52.9
Sales	(65.4)	(46.4)	(4.7)	(0.1)	(4.8)	—	(121.4)
Balance - March 31	702.0	115.8	809.7	111.0	149.9	515.3	2,403.7

	2014
	Private placement debt securities	Private company preferred shares	Limited partnerships	Private equity funds	Private company common shares	CPI-linked derivatives and warrants	Total
Balance - January 1	437.6	183.0	692.7	112.2	171.7	146.5	1,743.7
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	37.0	(13.8)	16.4	4.7	(11.3)	(18.7)	14.3
Purchases	241.2	—	28.0	2.7	0.1	50.8	322.8
Sales	(0.3)	—	(20.2)	(19.0)	—	—	(39.5)
Balance - March 31	715.5	169.2	716.9	100.6	160.5	178.6	2,041.3
Reasonably possible changes in the value of unobservable inputs for any of these individual investments would not significantly change the fair value of investments classified as Level 3 in the fair value hierarchy.

Net gains (losses) on investments

	First quarter
	2015				2014
	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains(losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments
Net gains (losses) on investments:
Bonds	80.0		(22.1)	57.9	4.6		537.1	541.7
Preferred stocks	—		18.9	18.9	2.1		(9.0)	(6.9)
Common stocks	295.5		(303.1)	(7.6)	326.5		69.1	395.6
	375.5		(306.3)	69.2	333.2		597.2	930.4

Derivatives:
Common stock and equity index short positions	(68.9)	(1)	(100.7)	(169.6)	(169.1)	(1)	97.6	(71.5)
Common stock and equity index long positions	(21.6)	(1)	19.6	(2.0)	90.6	(1)	16.2	106.8
Equity warrants and call options	—		187.7	187.7	66.6		(1.6)	65.0
CPI-linked contracts	—		75.2	75.2	—		(21.9)	(21.9)
Other	14.1		(16.3)	(2.2)	(7.3)		(16.1)	(23.4)
	(76.4)		165.5	89.1	(19.2)		74.2	55.0

Foreign currency gains (losses) on:
Investing activities	(79.6)		(14.7)	(94.3)	1.3		26.4	27.7
Underwriting activities	40.4		—	40.4	(3.8)		—	(3.8)
Foreign currency contracts	129.0		(59.1)	69.9	(10.2)		7.1	(3.1)
	89.8		(73.8)	16.0	(12.7)		33.5	20.8

Other	2.7		(0.5)	2.2	(0.1)		—	(0.1)

Net gains (losses) on investments	391.6		(215.1)	176.5	301.2		704.9	1,006.1

(1)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly or monthly basis the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

6.	Investments in Associates
Investments in associates were comprised as follows:

	March 31, 2015		December 31, 2014
	Fair value	Carrying value	Fair value	Carrying value
Insurance and reinsurance associates(1)	659.9	448.8	673.3	439.6
Non-insurance associates(2)	1,290.7	1,086.0	1,397.2	1,178.1
	1,950.6	1,534.8	2,070.5	1,617.7

(1)
During the first quarter of 2015 the company, through its subsidiaries, increased its ownership interest in Falcon Thailand from 40.5% at December 31, 2014 to 48.5% at March 31, 2015 (representing an increase in the carrying value of Falcon Thailand of $1.4).

(2)	During the first quarter of 2015 the company received distributions of $54.3 (2014 - $6.9) from its non-insurance associates.

7.	Short Sales and Derivatives
The following table summarizes the company’s derivative financial instruments:

	March 31, 2015				December 31, 2014
	Cost	Notional amount	Fair value		Cost	Notional amount	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	—	4,897.5	8.6	133.8	—	4,891.8	29.8	97.2
Equity total return swaps – short positions	—	1,884.2	58.1	40.8	—	1,965.1	97.7	36.5
Equity total return swaps – long positions	—	176.0	4.2	0.4	—	177.9	—	15.9
Warrants	15.6	131.3	221.3	—	15.6	143.5	35.2	—
CPI-linked derivative contracts	650.1	106,173.6	294.5	—	655.4	111,797.9	238.4	—
Foreign exchange forward contracts			129.6	73.4	—	—	121.3	5.3
Other derivative contracts			1.7	5.9	—	—	27.7	5.9
Total			718.0	254.3			550.1	160.8
Derivative contracts entered into by the company, with limited exceptions, are considered economic hedges and are not designated as hedges for financial reporting purposes.
Equity contracts
The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equity indexes and individual equities as set out in the table below. The company's equity hedges are structured to provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities. At March 31, 2015 equity hedges with a notional amount of $6,781.7 (December 31, 2014 - $6,856.9) represented 94.4% (December 31, 2014 - 89.6%) of the company's equity and equity-related holdings of $7,182.9 (December 31, 2014 - $7,651.7). The increase in the hedge ratio principally resulted from net sales of equity and equity-related holdings and net unrealized depreciation of equity and equity-related holdings denominated in the euro and Canadian dollar as a result of the strengthening of the U.S. dollar in the first quarter of 2015.
During the first quarter of 2015, the company closed out a portion of its other equity index total return swaps with an original notional amount of $100.0. During the first quarter of 2015 the company paid net cash of $68.9 (2014 - $169.1) in connection with the reset provisions of its short equity and equity index total return swaps (excluding the impact of collateral requirements).
Refer to note 16 for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk.

	March 31, 2015				December 31, 2014
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000	37,424,319	2,477.2	661.92	1,252.77	37,424,319	2,477.2	661.92	1,204.70
S&P/TSX 60	13,044,000	206.1	641.12	869.28	13,044,000	206.1	641.12	854.85
Other equity indices	—	40.0	—	—	—	140.0	—	—
Individual equities	—	1,701.9	—	—	—	1,701.9	—	—

(1)	The aggregate notional amounts on the dates that the short positions were first initiated.

As at March 31, 2015 the company had entered into long equity total return swaps on individual equities for investment purposes with an original notional amount of $243.5 (December 31, 2014 - $243.5). During the first quarter of 2015 the company paid net cash of $21.6 (2014 - received net cash of $90.6) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements).
At March 31, 2015 the fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations, was $599.1 (December 31, 2014 - $969.7), comprised of collateral of $540.2 (December 31, 2014 - $788.6) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and $58.9 (December 31, 2014 - $181.1) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.
CPI-linked derivative contracts
The company has purchased derivative contracts referenced to consumer price indexes (“CPI”) in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. The CPI-linked derivative contracts are summarized as follows:

		March 31, 2015				December 31, 2014
		Notional amount		Weighted average strike price	Index value at period end	Notional amount		Weighted average strike price	Index value at period end
Underlying CPI Index	Floor rate (1)	Original currency	U.S. dollars			Original currency	U.S. dollars
United States	0.0%	46,225.0	46,225.0	231.32	236.12	46,225.0	46,225.0	231.32	234.81
United States	0.5%	12,600.0	12,600.0	238.30	236.12	12,600.0	12,600.0	238.30	234.81
European Union	0.0%	36,775.0	39,496.3	111.52	117.20	36,775.0	44,499.7	111.24	117.01
United Kingdom	0.0%	3,300.0	4,898.8	243.82	257.10	3,300.0	5,145.6	243.82	257.50
France	0.0%	2,750.0	2,953.5	124.85	126.20	2,750.0	3,327.6	124.85	125.81
			106,173.6				111,797.9

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity if cumulative inflation averages less than 0.5% per year over the life of the contract.

During the first quarter of 2015 the company did not enter into any new CPI-linked derivative contracts (2014 - entered into contracts with notional amounts of $15,560.2 at a cost of $50.8). Additional premiums of $4.8 were paid in the first quarter of 2015 (2014 - nil) to increase the strike price of certain CPI-linked derivative contracts (primarily the European Union CPI-linked derivatives). The company’s CPI-linked derivative contracts produced net unrealized gains of $75.2 in the first quarter of 2015 (2014 - net unrealized losses of $21.9).
Foreign exchange forward contracts
Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. The contracts have an average term to maturity of less than one year and may be renewed at market rates. During the first quarter of 2015 the company entered into 1.125 billion British pound sterling notional amount of foreign exchange forward contracts in anticipation of the payment of the purchase consideration for the Brit Offer described in note 15.
Counterparty risk
The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. The fair value of the collateral deposited for the benefit of the company at March 31, 2015 consisted of cash of $25.3 and government securities of $199.2 (December 31, 2014 - $27.8 and $164.5 respectively). The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at March 31, 2015. The company's exposure to counterparty risk and the manner in which the company manages counterparty risk are discussed further in note 16.

8.	Insurance Contract Liabilities

	March 31, 2015			December 31, 2014
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	2,855.2	377.2	2,478.0	2,689.6	395.7	2,293.9
Provision for losses and loss adjustment expenses	17,342.0	3,289.1	14,052.9	17,749.1	3,355.7	14,393.4
Total insurance contract liabilities	20,197.2	3,666.3	16,530.9	20,438.7	3,751.4	16,687.3

Provision for losses and loss adjustment expenses
Changes in the provision for losses and loss adjustment expenses for the quarters ended March 31 were as follows:

	2015	2014
Provision for losses and loss adjustment expenses – January 1	17,749.1	19,212.8
Decrease in estimated losses and expenses for claims occurring in the prior years	(51.8)	(10.8)
Losses and expenses for claims occurring in the current year	1,212.1	1,104.0
Paid on claims occurring during:
the current year	(157.1)	(132.2)
the prior years	(1,024.3)	(1,174.2)
Acquisitions of subsidiaries	83.6	—
Foreign exchange effect and other	(469.6)	(80.6)
Provision for losses and loss adjustment expenses – March 31	17,342.0	18,919.0

9.	Reinsurance
Reinsurers’ share of insurance contract liabilities was comprised as follows:

	March 31, 2015			December 31, 2014
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	3,346.7	(57.6)	3,289.1	3,410.0	(54.3)	3,355.7
Reinsurers’ share of paid losses	407.6	(148.1)	259.5	380.7	(150.0)	230.7
Provision for unearned premiums	377.2	—	377.2	395.7	—	395.7
	4,131.5	(205.7)	3,925.8	4,186.4	(204.3)	3,982.1
Included in commissions, net in the consolidated statement of earnings for the first quarter of 2015 is commission income earned on premiums ceded to reinsurers of $50.4 (2014 - $53.0).

10.	Subsidiary Indebtedness and Long Term Debt

	March 31, 2015			December 31, 2014
	Principal	Carrying value(1)	Fair value(2)	Principal	Carrying value(1)	Fair value(2)

Subsidiary indebtedness - non-insurance companies (3)	57.7	57.7	57.7	37.6	37.6	37.6

Long term debt:
Holding company borrowings	2,830.7	2,814.1	3,112.1	2,668.0	2,656.5	2,922.6
Insurance and reinsurance companies	387.7	384.5	384.4	389.3	385.9	387.7
Non-insurance companies (3)	91.5	91.1	91.8	99.4	99.0	99.7
Total long term debt	3,309.9	3,289.7	3,588.3	3,156.7	3,141.4	3,410.0

(1)	Principal net of unamortized issue costs and discounts (premiums).

(2)	Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(3)	These borrowings are non-recourse to the holding company.
On March 3, 2015 the company completed an underwritten public offering of Cdn$350.0 principal amount of 4.95% unsecured senior notes due March 3, 2025 at an issue price of 99.114 for net proceeds after discount, commissions and expenses of $275.7 (Cdn$343.3). Commissions and expenses of $2.9 (Cdn$3.6) was included as part of the carrying value of the debt. The notes are redeemable at the company's option, in whole or in part, at any time at the greater of (a) a specified redemption price based upon the then current yield of a Government of Canada bond with an equal term to maturity or (b) par. The net proceeds from this offering will form part of the financing for the Brit Offer described in note 15.

On February 16, 2015 a Canadian chartered bank provided the company with a £1.2 billion commitment for the full amount of the consideration payable pursuant to the Brit Offer as described in note 15.

11.	Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2015	2014
Subordinate voting shares – January 1	20,427,398	20,451,232
Issuances of shares	1,150,000	—
Purchases for cancellation	—	(8)
Net treasury shares acquired	(77,700)	(14,380)
Subordinate voting shares – March 31	21,499,698	20,436,844
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – March 31	22,248,468	21,185,614

On March 3, 2015 the company completed an underwritten public offering of 1.15 million subordinate voting shares at a price of Cdn$650.00 per share, resulting in net proceeds of $575.9 (Cdn$717.1), after commissions and expenses of $24.4 (Cdn$30.4), that will form part of the financing for the Brit Offer as described in note 15.

During the first quarters of 2015 and 2014 the company did not repurchase for cancellation any subordinate voting shares under the terms of normal course issuer bids. During the first quarter of 2015 the company repurchased nil (2014 - 8 shares) subordinate voting shares for cancellation from former employees. During the first quarter of 2015 the company repurchased for treasury 98,627 subordinate voting shares at a cost of $50.9 (2014 - 37,199 subordinate voting shares at a cost of $15.6) for use in its share-based payment awards.
Preferred stock
On March 3, 2015 the company completed an underwritten public offering of 9,200,000 cumulative five-year reset preferred shares, Series M for Cdn$25.00 per share, resulting in net proceeds of $179.0 (Cdn$222.9) after commissions and expenses of $5.7 (Cdn$7.1). Series M preferred shares have an initial dividend rate of 4.75% and are redeemable by the company on March 31, 2020 and on each subsequent five-year anniversary date at Cdn$25.00 per share. Holders of the unredeemed Series M preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series N on March 31, 2020 and on each subsequent five-year anniversary date. The Series N preferred shares (of which none are currently issued) will have a dividend rate, calculated quarterly, equal to the three-month Government of Canada treasury bill yield plus 3.98%. The net proceeds from this offering will form part of the financing for the Brit Offer described in note 15.

During the first quarter of 2015, under the terms of its normal course issuer bid, the company repurchased for cancellation 47,502 Series E preferred shares (2014 - nil) with a carrying value of $1.1 for a net cost of $0.6.

On March 31, 2015 holders of Series E preferred shares converted 3,572,044 shares into Series F floating rate cumulative preferred shares, leaving 4,305,128 Series E fixed dividend rate preferred shares outstanding. The Series F preferred shares have a dividend rate, calculated quarterly, equal to the three-month Government of Canada treasury bill yield plus 2.16%, which initially will be 2.63%. On March 31, 2015 the Series E fixed dividend rate was reset for the next five-year period, based on the five-year Government of Canada bond yield plus 2.16%, resulting in an annual rate of 2.91%.
Non-controlling interests
On January 30, 2015 the company, through its subsidiaries, acquired 30,000,000 multiple voting shares of Fairfax India for $300.0 through a private placement, pursuant to the transaction described in note 15, and at March 31, 2015 recorded non-controlling interests of $735.2 on its consolidated balance sheet.

Other comprehensive income (loss)
The amounts related to each component of consolidated other comprehensive income (loss) for the quarters ended March 31 were as follows:

	First quarter
	2015			2014
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation gains (losses) on foreign operations	(178.0)	(11.0)	(189.0)	(44.5)	1.9	(42.6)
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	112.5	—	112.5	53.6	—	53.6
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	(48.9)	13.3	(35.6)	8.2	(1.7)	6.5
	(114.4)	2.3	(112.1)	17.3	0.2	17.5
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	(3.2)	1.0	(2.2)	84.1	(24.7)	59.4

Other comprehensive income (loss)	(117.6)	3.3	(114.3)	101.4	(24.5)	76.9

12.	Earnings per Share
Net earnings per common share is calculated in the following table based upon the weighted average common shares outstanding:

	First quarter
	2015	2014
Net earnings attributable to shareholders of Fairfax	225.2	784.6
Preferred share dividends	(12.4)	(14.3)
Excess of book value over consideration of preferred shares purchased for cancellation	0.5	—
Net earnings attributable to common shareholders – basic and diluted	213.3	770.3

Weighted average common shares outstanding – basic	21,507,874	21,192,810
Share-based payment awards	467,854	373,705
Weighted average common shares outstanding – diluted	21,975,728	21,566,515

Net earnings per common share – basic	$9.92	$36.35
Net earnings per common share – diluted	$9.71	$35.72

13.	Income Taxes
The company’s provision for income taxes for the quarters ended March 31 is summarized in the following table:

	First quarter
	2015	2014
Current income tax
Current year expense	50.1	77.9
Adjustments to prior years’ income taxes	1.1	0.9
	51.2	78.8
Deferred income tax
Origination and reversal of temporary differences	43.0	255.1
Adjustments to prior years' deferred income taxes	0.3	—
Other	0.3	0.4
	43.6	255.5

Provision for income taxes	94.8	334.3

A significant portion of the company's earnings before income taxes is earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate (and may be significantly higher or lower). The company’s earnings before income taxes by jurisdiction and the associated provision for income taxes for the quarters ended March 31 are summarized in the following table:

	First quarter
	2015				2014
	Canada	U.S.(1)	Other	Total	Canada	U.S.(1)	Other	Total

Earnings before income taxes	79.4	159.5	92.0	330.9	119.1	822.6	177.6	1,119.3
Provision for income taxes	30.9	57.4	6.5	94.8	39.2	266.7	28.4	334.3
Net earnings	48.5	102.1	85.5	236.1	79.9	555.9	149.2	785.0

(1)
Principally comprised of the U.S. Insurance and Reinsurance reporting segments (notwithstanding that certain operations of OdysseyRe conduct business outside of the U.S.), U.S. Runoff and other associated holding company results.

The decrease in pre-tax profitability in Canada, the U.S. and Other in the first quarter of 2015 compared to the first quarter of 2014 primarily reflected decreased net realized and unrealized investment gains.

Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate in the consolidated financial statements for the quarters ended March 31 are summarized in the following table:

	First quarter
	2015	2014

Canadian statutory income tax rate	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	87.7	296.6
Non-taxable investment income	(36.6)	(40.7)
Tax rate differential on income and losses incurred outside Canada	26.0	55.9
Provision relating to prior years	1.4	0.3
Change in unrecorded tax benefit of losses and temporary differences	5.7	2.6
Foreign exchange	11.8	13.1
Change in tax rate for deferred income taxes	—	(0.6)
Other including permanent differences	(1.2)	7.1
Provision for income taxes	94.8	334.3
Non-taxable investment income is principally comprised of dividend income, non-taxable interest income and the 50% of net capital gains which are not taxable in Canada.
The tax rate differential on income and losses incurred outside Canada of $26.0 in the first quarter of 2015 principally reflected investment gains and underwriting profits in the U.S., where the statutory income tax rate is significantly higher than the Canadian statutory income tax rate. The tax rate differential on income and losses incurred outside Canada of $55.9 in the first quarter of 2014 principally reflected significant net realized and unrealized investment gains in the U.S., where the statutory income tax rate is significantly higher than the Canadian statutory income tax rate.
The change in unrecorded tax benefit of losses and temporary differences in the first quarters of 2015 and 2014 were primarily due to deferred tax assets in Canada of $5.4 and $4.1 respectively which were not recognized because the related pre-tax losses did not meet the applicable recognition criteria under IFRS.

14.	Contingencies and Commitments

Lawsuit

On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. By the end of 2013, the briefs of all parties in connection with this appeal had been filed. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company's interim consolidated financial statements include no anticipated recovery from the lawsuit.

Other

The Autorité des marchés financiers (the “AMF”), the securities regulatory authority in the Province of Quebec, is conducting an investigation of Fairfax, its CEO, Prem Watsa, and its President, Paul Rivett. The investigation concerns the possibility of illegal insider trading and/or tipping (not involving any personal trading by the individuals) in connection with the December 15, 2011 takeover offer by Resolute Forest Products Inc. for shares of Fibrek Inc. Except as set out below, further details concerning the investigation are, by law, not permitted to be disclosed.

The AMF has authorized Fairfax to make the above-mentioned disclosure. Fairfax and its management are solely responsible for the content of the disclosure set out in the three following paragraphs; the AMF has not in any way endorsed that content.

Resolute’s above-mentioned takeover offer was made to all Fibrek shareholders, including Fairfax. Fairfax agreed in that transaction to a hard lock-up agreement with Resolute whereby Fairfax agreed to tender its shares of Fibrek, representing approximately 26% of Fibrek's outstanding shares, to the Resolute takeover offer at the same price as all other Fibrek shareholders. At the time of the Resolute takeover offer for Fibrek, Fairfax's position in Fibrek was valued at approximately Cdn$32, representing less than 1/6 of 1% of Fairfax's total invested assets at that time.

Fibrek actively opposed the Resolute takeover offer. ln 2012, the Fibrek transaction was the subject of numerous regulatory hearings in Quebec and court proceedings relating to Fibrek's anti-takeover tactics and the hard lock-ups given by various selling shareholders, including Fairfax. Allegations were made in those hearings concerning the possibility of non-compliance with the takeover bid rules. Resolute’s takeover offer was allowed to proceed and resulted in Resolute acquiring Fibrek.

Fairfax has an unblemished record for honesty and integrity and is fully cooperating with the AMF’s investigation. Fairfax continues to be confident that in connection with the Resolute takeover offer, it had no material non-public information, that it did not engage in illegal insider trading or tipping, and that there is no reasonable basis for any proceedings in this connection. However, if the AMF commences legal proceedings, no assurance can be given at this time by Fairfax as to the outcome.

15.	Acquisitions and Divestitures
Subsequent to March 31, 2015
Sale of Ridley Inc.
On April 23, 2015 Ridley Inc. ("Ridley") and a subsidiary of Alltech, Inc. ("Alltech") announced that they had entered into an agreement pursuant to which Alltech will acquire all of the outstanding common shares of Ridley for Cdn$40.75 in cash per common share. The company has irrevocably agreed to tender its shares in favour of the transaction, which is expected to close in the second quarter of 2015, subject to certain customary conditions. The company estimates that upon successful completion of the transaction it will receive approximately $317 (Cdn$384) for its 73.6% interest in Ridley and as a result recognize a pre-tax gain of approximately $232 (Cdn$282) (including amounts previously recorded in accumulated other comprehensive income).

Acquisition of Cara Operations Limited
On April 10, 2015 the company acquired, directly and through its subsidiaries, ownership of an aggregate of 19,903,378 multiple voting shares of Cara Operations Limited (“Cara”). Of these shares, 19,294,453 were acquired through an exchange of the company's existing holdings in Cara warrants, class A preferred shares, class B preferred shares and subordinated debentures, pursuant to their respective terms. A further 608,925 multiple voting shares were acquired from existing shareholders of Cara in private transactions at a price of Cdn$23.00 per share. The multiple voting shares were acquired in connection with certain pre-closing capital changes related to Cara’s initial public offering, which closed on April 10, 2015. After giving effect to the foregoing transactions, the company holds a 52.6% and a 40.7% voting and economic interest respectively in Cara. Commencing in the second quarter of 2015 the assets and liabilities and results of operations of Cara will be consolidated in the Other reporting segment.

The March 31, 2015 mark-to-market of the company's interest in Cara was based on the anticipated Cara IPO price of Cdn$23.00 per share, resulting in a first quarter pre-tax unrealized gain of $203.8.

Acquisition of The Redwoods Group, Inc.

On April 10, 2015 Crum & Forster acquired a 100% interest in The Redwoods Group, Inc. (“Redwoods”) for consideration of $20.0. The assets and liabilities and results of operations of Redwoods will be consolidated in the U.S. Insurance reporting segment. Redwoods is a full service national managing general underwriter and produces approximately $50 of gross premiums written annually primarily from property and casualty packaged insurance business focused on YMCAs, community centers and day camps.

Acquisition of Brit PLC
On February 16, 2015 the company announced that it had reached an agreement with the board of directors of Brit PLC (“Brit”) regarding the terms of a recommended cash offer to acquire all of the outstanding shares of Brit (the "Brit Offer") for a total price of 305 pence per share, comprising 280 pence in cash to be paid by the company and Brit's announced 2014 final and special dividends of 25 pence (the "Brit Offer Price"). The aggregate purchase price for the Brit Offer is approximately $1.88 billion (£1.22 billion). On April 21, 2015 Brit declared final and special dividends of 25 pence per share to be paid on April 30, 2015, which if paid will reduce the aggregate purchase price for the Brit Offer to approximately $1.73 billion (£1.12 billion). The Brit Offer is subject to customary closing conditions, including customary competition and merger conditions and other regulatory approvals as required. Brit is a market-leading global Lloyd's of London specialty insurer and reinsurer.
The net proceeds from underwritten public offerings (described in more detail in notes 10 and 11) of 1.15 million subordinate voting shares ($575.9), 9.2 million Series M preferred shares ($179.0) and Cdn$350.0 of 4.95% Fairfax senior notes due 2025 ($275.7), all of which closed on March 3, 2015, will be used to finance the Brit Offer.
In March 2015 the company reached a non-binding memorandum of understanding for the Ontario Municipal Employees Retirement System ("OMERS"), the pension manager of local government employees in the Canadian Province of Ontario, to acquire 29.9% of Brit subsequent to the close of the Brit Offer. Subject to, among other things, regulatory approvals and the negotiation of definitive documentation, OMERS will acquire shares of Brit at $4.30 per share, equivalent to Fairfax's Brit Offer Price, for a total purchase price of approximately $516. OMERS does not currently own any shares of Brit.
Acquisition of Eastern European Insurers
On December 16, 2014 the company entered into an agreement with QBE Insurance (Europe) Limited ("QBE") to acquire QBE’s insurance operations in the Czech Republic, Hungary and Slovakia (the "QBE insurance operations"). The businesses and renewal rights of the QBE insurance operations are expected to be transferred to Fairfax by the third quarter of 2015, subject to customary closing conditions, including various regulatory approvals. In 2013 the QBE insurance operations generated over $40 in gross premiums written across a range of general insurance classes, including property, travel, general liability and product protection. On February 3, 2015 the company also entered into an agreement to acquire QBE's general insurance operations in Ukraine, which generated over $5 of gross premiums written in 2014.

Three months ended March 31, 2015
Investment in Fairfax India Holdings Corporation
On January 30, 2015 the company, through its subsidiaries, acquired 30,000,000 multiple voting shares of newly incorporated Fairfax India Holdings Corporation ("Fairfax India") for $300.0 through a private placement. Through that investment and offerings of subordinate voting shares, Fairfax India raised net proceeds of $1,025.8 after issuance costs and expenses. The company's multiple voting shares represented 95.1% of the voting rights and 28.1% of the equity interest in Fairfax India at the close of the offerings. Fairfax India was established, with the support of Fairfax, to invest in public and private equity securities and debt instruments in India and Indian businesses or other businesses primarily conducted in or dependent on India. Hamblin Watsa is the portfolio advisor to Fairfax India and its subsidiaries. The assets and liabilities and results of operations of Fairfax India were consolidated in the Other reporting segment, which increased the company's non-controlling interest by $735.2 at March 31, 2015.
Acquisition of MCIS Insurance Berhad
On March 1, 2015 Pacific Insurance, a wholly-owned subsidiary of the company, completed the acquisition of the general insurance business of MCIS Insurance Berhad (formerly known as MCIS Zurich Insurance Berhad) ("MCIS") for cash purchase consideration of $12.2 (44.2 Malaysian ringgits). MCIS is an established general insurer in Malaysia with approximately $55 of gross premiums written in 2014 in its general insurance business. The assets and liabilities and results of operations of MCIS were consolidated in the Insurance - Fairfax Asia reporting segment.
Acquisition of Union Assurance General Limited
On January 1, 2015 the company completed the acquisition of 78% of Union Assurance General Limited ("Union Assurance") for cash consideration of $27.9 (3.7 billion Sri Lankan rupees). Union Assurance, with approximately $40 of gross premiums written in 2014, is headquartered in Colombo, Sri Lanka and underwrites general insurance in Sri Lanka, specializing in automobile and personal accident lines of business. The assets and liabilities and results of operations of Union Assurance were consolidated in the Insurance - Fairfax Asia reporting segment.

16.	Financial Risk Management

Overview
There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at March 31, 2015 compared to those identified at December 31, 2014, and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2014, except as discussed below.

Underwriting Risk
Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at March 31, 2015 compared to December 31, 2014.

Credit Risk
Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivable from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). There were no significant changes to the company's exposure to credit risk or the framework used to monitor, evaluate and manage credit risk at March 31, 2015 compared to December 31, 2014. The foregoing statement recognizes Fairfax India's purchase of permitted investments in India during the first quarter of 2015 from the net proceeds of its share offerings.

Counterparties to Derivative Contracts
Counterparty risk refers to the risk that a counterparty to the company's derivative contracts may not fulfill its obligations under the contract. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company's exposure to credit risk related to the counterparties to its derivative contracts, assuming all such counterparties are simultaneously in default:

	March 31, 2015	December 31, 2014
Total derivative assets(1)	496.7	514.9
Impact of net settlement arrangements	(128.9)	(110.0)
Fair value of collateral deposited for the benefit of the company(2)	(214.6)	(171.1)
Excess collateral pledged by the company in favour of counterparties	17.7	137.1
Initial margin not held in segregated third party custodian accounts	79.6	61.8
Net derivative counterparty exposure after net settlement and collateral arrangements	250.5	432.7

(1)	Excludes exchange traded instruments comprised principally of equity warrants which are not subject to counterparty risk.

(2)	Excludes $9.9 (December 31, 2014 - $21.2) of excess collateral pledged by counterparties.

The fair value of the collateral deposited for the benefit of the company at March 31, 2015 consisted of cash of $25.3 and government securities of $199.2 (December 31, 2014 - $27.8 and $164.5 respectively). The company had not exercised its right to sell or repledge collateral at March 31, 2015.
Recoverable from Reinsurers
Credit exposure on the company's recoverable from reinsurers balance existed at March 31, 2015 to the extent that any reinsurer may not be able or willing to reimburse the company under the terms of the relevant reinsurance arrangements. The provision for uncollectible reinsurance is disclosed in note 9.

Liquidity Risk
Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. There were no significant changes to the company's exposure to liquidity risk or the framework used to monitor, evaluate and manage liquidity risk at March 31, 2015 compared to December 31, 2014.
The holding company's remaining known significant commitments for 2015 consist of the funding of the Brit Offer (as described in note 15) and the payment of interest and corporate overhead expenses, preferred share dividends, income tax payments and potential payments related to derivative contracts. The net proceeds from underwritten public offerings (described in more detail in notes 10 and 11) of 1.15 million subordinate voting shares ($575.9), 9.2 million Series M preferred shares ($179.0) and Cdn$350.0 of 4.95% Fairfax senior notes due 2025 ($275.7), all of which closed on March 3, 2015, will be used to finance the Brit Offer. In addition, Fairfax reached a non-binding memorandum of understanding for OMERS to acquire 29.9% of Brit subsequent to the close of the Brit Offer at $4.30 per share, equivalent to Fairfax's Brit Offer price, for a total purchase price of approximately $516.
During the first quarter of 2015 the insurance and reinsurance subsidiaries paid net cash of $54.3 (2014 - $25.2) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). During the first quarter of 2015 the holding company paid net cash of $36.2 (2014 - $53.3) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).

Market Risk
Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at March 31, 2015 compared to December 31, 2014.

Market Price Fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. Changes to the company's exposure to equity price risk through its equity and equity-related holdings at March 31, 2015 compared to December 31, 2014 are described below.
The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain individual equities and the Russell 2000 index, the S&P/TSX 60 index and other equity indexes (the "indexes"). The company's economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the indexes and certain individual equities.
At March 31, 2015 equity hedges with a notional amount of $6,781.7 (December 31, 2014 - $6,856.9) represented 94.4% (December 31, 2014 - 89.6%) of the company's equity and equity-related holdings of $7,182.9 (December 31, 2014 - $7,651.7). The increase in the hedge ratio principally resulted from net sales of equity and equity-related holdings and net unrealized depreciation of equity and equity-related holdings denominated in the euro and Canadian dollar as a result of the strengthening of the U.S. dollar in the first quarter of 2015.
The following table summarizes the effect of the equity hedges and the equity and equity-related holdings on the company's financial position as at March 31, 2015 and December 31, 2014 and results of operations for the quarters ended March 31, 2015 and 2014:

	March 31, 2015		December 31, 2014		Quarter ended March 31, 2015	Quarter ended March 31, 2014
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Net earnings (pre-tax)	Net earnings (pre-tax)
Equity exposures:
Common stocks	4,486.3	4,486.3	4,938.3	4,938.3	(7.6)	395.6
Preferred stocks – convertible	334.3	334.3	329.8	329.8	4.6	3.6
Bonds – convertible	674.3	674.3	773.3	773.3	(83.2)	62.7
Investments in associates(1)	1,290.7	1,086.0	1,397.2	1,178.1	—	—
Derivatives and other invested assets:
Equity total return swaps – long positions	176.0	3.8	177.9	(15.9)	(2.0)	106.8
Equity warrants and call options	221.3	221.3	35.2	35.2	187.7	65.0
Total equity and equity related holdings	7,182.9	6,806.0	7,651.7	7,238.8	99.5	633.7

Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(1,884.2)	17.3	(1,965.1)	61.2	(4.8)	(19.2)
Equity index total return swaps – short positions	(4,897.5)	(125.2)	(4,891.8)	(67.4)	(164.8)	(52.3)

	(6,781.7)	(107.9)	(6,856.9)	(6.2)	(169.6)	(71.5)

Net exposure and financial effects	401.2		794.8		(70.1)	562.2

(1)	Excludes the company’s insurance and reinsurance investments in associates which are considered long term strategic holdings. See note 6 for details.
Risk of Decreasing Price Levels
The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. Holdings of CPI-linked derivative contracts and the activity for the period are disclosed in note 7.

Foreign Currency Risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company's functional currency. There were no significant changes to the company's exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at March 31, 2015 compared to December 31, 2014 except for the increased exposure to Indian rupees of $695.2 at March 31, 2015 resulting primarily from Fairfax India's purchase of permitted investments in India during the first quarter of 2015 from the net proceeds of its share offerings.
Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at March 31, 2015, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $14,427.8 compared to $12,922.8 at December 31, 2014. The company manages its capital based on the following financial measurements and ratios:

	March 31, 2015	December 31, 2014
Holding company cash and investments (net of short sale and derivative obligations) (1)	1,123.9	1,212.7

Long term debt – holding company borrowings	2,814.1	2,656.5
Long term debt – insurance and reinsurance companies	384.5	385.9
Subsidiary indebtedness - non-insurance companies	57.7	37.6
Long term debt – non-insurance companies	91.1	99.0
Total debt	3,347.4	3,179.0

Net debt	2,223.5	1,966.3

Common shareholders’ equity	8,770.9	8,361.0
Preferred stock	1,342.6	1,164.7
Non-controlling interests	966.9	218.1
Total equity	11,080.4	9,743.8

Net debt/total equity	20.1%	20.2%
Net debt/net total capital(2)	16.7%	16.8%
Total debt/total capital(3)	23.2%	24.6%
Interest coverage(4)	7.4x	12.3x
Interest and preferred share dividend distribution coverage(5)	5.6x	9.0x

(1)	Holding company cash and investments (net of short sale and derivative obligations) excludes $1,020.7 held to finance the Brit Offer.

(2)	Net total capital is calculated by the company as the sum of total equity and net debt.

(3)	Total capital is calculated by the company as the sum of total equity and total debt.

(4)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory income tax rate.

17.	Segmented Information

The company is a holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. As described in note 15, during the first quarter of 2015, Fairfax India (included in the Other reporting segment) completed its offerings and the company acquired controlling interests in MCIS and Union Assurance and consolidated their assets and liabilities and results of operations in the Fairfax Asia reporting segment. As described in notes 10 and 11, on March 3, 2015, the company issued 1.15 million subordinate voting shares, 9.2 million Series M preferred shares and Cdn$350.0 of 4.95% Fairfax senior notes due 2025, all of which were included in Corporate and other. There were no other significant changes to the identifiable assets and liabilities by reporting segment at March 31, 2015 compared to December 31, 2014.

An analysis of pre-tax income (loss) by reporting segment for the quarters ended March 31 is presented below:

Quarter ended March 31, 2015

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	262.4	743.8	175.4	613.8	179.0	1,974.4	89.8	—	—	—	2,064.2
Intercompany	0.2	2.7	(1.0)	6.9	38.0	46.8	59.4	—	—	(106.2)	—
	262.6	746.5	174.4	620.7	217.0	2,021.2	149.2	—	—	(106.2)	2,064.2
Net premiums written	181.3	687.8	75.9	563.4	174.7	1,683.1	149.0	—	—	—	1,832.1
Net premiums earned
External	274.9	516.1	81.6	538.2	111.7	1,522.5	89.6	—	—	—	1,612.1
Intercompany	(62.1)	(1.7)	(13.3)	(0.1)	17.8	(59.4)	59.4	—	—	—	—
	212.8	514.4	68.3	538.1	129.5	1,463.1	149.0	—	—	—	1,612.1
Underwriting expenses	(206.4)	(469.9)	(62.0)	(479.8)	(118.2)	(1,336.3)	(183.1)	—	—	—	(1,519.4)
Underwriting profit (loss)	6.4	44.5	6.3	58.3	11.3	126.8	(34.1)	—	—	—	92.7
Interest income	5.9	18.9	5.4	39.9	8.7	78.8	18.6	4.9	(7.3)	—	95.0
Dividends	3.5	4.6	1.3	10.0	1.7	21.1	3.8	1.9	—	—	26.8
Investment expenses	(3.1)	(5.2)	(0.7)	(7.5)	(3.0)	(19.5)	(3.4)	(1.2)	(0.9)	17.4	(7.6)
Interest and dividends	6.3	18.3	6.0	42.4	7.4	80.4	19.0	5.6	(8.2)	17.4	114.2
Share of profit (loss) of associates	3.7	2.1	14.6	6.7	1.8	28.9	2.0	1.3	(1.4)	—	30.8
Other
Revenue	—	—	—	—	—	—	—	454.3	—	—	454.3
Expenses	—	—	—	—	—	—	—	(442.5)	—	—	(442.5)
	—	—	—	—	—	—	—	11.8	—	—	11.8
Operating income (loss)	16.4	64.9	26.9	107.4	20.5	236.1	(13.1)	18.7	(9.6)	17.4	249.5
Net gains (losses) on investments	45.5	25.7	9.8	(40.2)	13.0	53.8	28.2	8.0	86.5	—	176.5
Interest expense	—	(1.1)	—	(2.8)	(1.0)	(4.9)	—	(3.0)	(43.6)	—	(51.5)
Corporate overhead	(2.3)	(6.2)	—	(5.7)	—	(14.2)	—	—	(12.0)	(17.4)	(43.6)
Pre-tax income	59.6	83.3	36.7	58.7	32.5	270.8	15.1	23.7	21.3	—	330.9
Income taxes											(94.8)
Net earnings											236.1

Attributable to:
Shareholders of Fairfax											225.2
Non-controlling interests											10.9
											236.1

Quarter ended March 31, 2014

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	219.8	703.8	170.7	645.3	154.8	1,894.4	6.3	—	—	—	1,900.7
Intercompany	0.3	(0.1)	0.5	8.9	6.8	16.4	—	—	—	(16.4)	—
	220.1	703.7	171.2	654.2	161.6	1,910.8	6.3	—	—	(16.4)	1,900.7
Net premiums written	192.7	627.3	103.2	572.5	115.8	1,611.5	0.9	—	—	—	1,612.4
Net premiums earned
External	227.6	484.6	81.9	518.4	89.5	1,402.0	35.7	—	—	—	1,437.7
Intercompany	(1.6)	(2.8)	(6.5)	4.3	7.3	0.7	(0.7)	—	—	—	—
	226.0	481.8	75.4	522.7	96.8	1,402.7	35.0	—	—	—	1,437.7
Underwriting expenses	(225.5)	(465.6)	(70.7)	(447.5)	(94.7)	(1,304.0)	(73.4)	—	—	—	(1,377.4)
Underwriting profit (loss)	0.5	16.2	4.7	75.2	2.1	98.7	(38.4)	—	—	—	60.3
Interest income	4.2	15.7	5.3	37.3	7.4	69.9	18.4	—	(7.1)	—	81.2
Dividends	2.7	1.5	0.8	5.8	1.8	12.6	1.1	1.4	0.4	—	15.5
Investment expenses	(5.5)	(4.8)	(0.8)	(10.5)	(3.1)	(24.7)	(6.5)	—	(1.2)	26.2	(6.2)
Interest and dividends	1.4	12.4	5.3	32.6	6.1	57.8	13.0	1.4	(7.9)	26.2	90.5
Share of profit of associates	3.0	1.9	9.3	16.8	3.3	34.3	4.1	0.4	3.8	—	42.6
Other
Revenue	—	—	—	—	—	—	—	305.6	—	—	305.6
Expenses	—	—	—	—	—	—	—	(297.3)	—	—	(297.3)
	—	—	—	—	—	—	—	8.3	—	—	8.3
Operating income (loss)	4.9	30.5	19.3	124.6	11.5	190.8	(21.3)	10.1	(4.1)	26.2	201.7
Net gains (losses) on investments	138.0	198.2	1.4	377.6	82.2	797.4	188.9	(2.8)	22.6	—	1,006.1
Interest expense	—	(1.1)	—	(3.2)	(1.0)	(5.3)	(0.3)	(2.7)	(41.5)	—	(49.8)
Corporate overhead	(1.5)	(5.2)	—	(5.6)	(0.4)	(12.7)	—	—	0.2	(26.2)	(38.7)
Pre-tax income (loss)	141.4	222.4	20.7	493.4	92.3	970.2	167.3	4.6	(22.8)	—	1,119.3
Income taxes											(334.3)
Net earnings											785.0

Attributable to:
Shareholders of Fairfax											784.6
Non-controlling interests											0.4
											785.0

18.	Expenses
Losses on claims, net, operating expenses and other expenses for the quarters ended March 31 were comprised as follows:

	First quarter
	2015	2014
Losses and loss adjustment expenses	945.3	823.1
Salaries and employee benefit expenses	315.6	268.3
Other reporting segment cost of sales	284.2	203.3
Audit, legal and tax professional fees	19.7	28.6
Premium taxes	20.1	23.4
Information technology costs	19.3	20.5
Operating lease costs	26.0	20.3
Depreciation, amortization and impairment charges	26.2	22.5
Restructuring costs	—	0.4
Administrative expense and other	105.9	63.2
	1,762.3	1,473.6

19.	Supplementary Cash Flow Information
Cash and cash equivalents were included in the consolidated balance sheets as follows:

	March 31, 2015	December 31, 2014
Holding company cash and investments:
Cash and balances with banks	1,098.4	93.7
Treasury bills and other eligible bills	16.4	224.0
	1,114.8	317.7
Subsidiary cash and short term investments:
Cash and balances with banks	1,536.5	1,336.3
Treasury bills and other eligible bills	1,199.4	1,698.2
	2,735.9	3,034.5

Cash and cash equivalents included in the consolidated balance sheets	3,850.7	3,352.2

Less: Cash and cash equivalents - restricted (1)
Holding company cash and balances with banks - restricted	1,020.7	—
Subsidiary cash and cash equivalents - restricted:
Cash and balances with banks	217.2	122.1
Treasury bills and other eligible bills	46.3	211.4
	263.5	333.5

Cash and cash equivalents included in the consolidated statements of cash flows	2,566.5	3,018.7

(1)
Cash and cash equivalents as presented in the consolidated statements of cash flows excludes balances that are restricted. Restricted cash and cash equivalents at the holding company relate to the net proceeds received from the underwritten public offerings to finance the Brit Offer (see note 15). Subsidiary restricted cash and cash equivalents are comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations.

Details of certain cash flows included in the consolidated statements of cash flows for the quarters ended March 31 were as follows:

	First quarter
	2015	2014
(a) Net (purchases) sales of securities classified as at FVTPL
Short term investments	(248.2)	(548.1)
Bonds	(595.8)	(100.2)
Preferred stocks	45.0	1.4
Common stocks	(107.3)	606.6
Derivatives and short sales	73.5	(179.9)
	(832.8)	(220.2)

(b) Net interest and dividends received
Interest and dividends received	138.3	114.6
Interest paid	(23.7)	(25.7)
	114.6	88.9

(c) Net income taxes paid	(59.4)	(23.1)

(d) Dividends paid
Common share dividends paid	(216.1)	(215.7)
Preferred share dividends paid	(12.4)	(14.3)
	(228.5)	(230.0)

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of April 30, 2015)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)
Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the notes to the interim consolidated financial statements for the three months ended March 31, 2015 and the notes to the MD&A contained in the company's 2014 Annual Report.

(2)
The combined ratio is the traditional measure of underwriting results of property and casualty companies. A non-GAAP measure, the combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other non-GAAP measures used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years).

(3)
"Interest and dividends" in this MD&A is derived from the consolidated statement of earnings prepared in accordance with IFRS as issued by the IASB and is comprised of the sum of interest and dividends and share of profit (loss) of associates. "Consolidated interest and dividend income" in this MD&A refers to interest and dividends as presented in the consolidated statement of earnings.

(4)
The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term “total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps.

(5)
Additional GAAP measures included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders.

(6)	References in this MD&A to the company's insurance and reinsurance operations do not include its runoff operations.

Business Developments
Acquisitions and divestitures
Subsequent to March 31, 2015
On April 23, 2015 Ridley Inc. ("Ridley") and a subsidiary of Alltech, Inc. ("Alltech") announced that they had entered into an agreement pursuant to which Alltech will acquire all of the outstanding common shares of Ridley for Cdn$40.75 in cash per common share. The company has irrevocably agreed to tender its shares in favour of the transaction, which is expected to close in the second quarter of 2015, subject to certain customary conditions. The company estimates that upon successful completion of the transaction it will receive approximately $317 (Cdn$384) for its 73.6% interest in Ridley and as a result recognize a pre-tax gain of approximately $232 (Cdn$282) (including amounts previously recorded in accumulated other comprehensive income).

On April 10, 2015 the company acquired, directly and through its subsidiaries, ownership of an aggregate of 19,903,378 multiple voting shares of Cara Operations Limited (“Cara”). Of these shares, 19,294,453 were acquired through an exchange of the company's existing holdings in Cara warrants, class A preferred shares, class B preferred shares and subordinated debentures, pursuant to their respective terms. A further 608,925 multiple voting shares were acquired from existing shareholders of Cara in private transactions at a price of Cdn$23.00 per share. The multiple voting shares were acquired in connection with certain pre-closing capital changes related to Cara’s initial public offering, which closed on April 10, 2015. After giving effect to the foregoing transactions, the company holds a 52.6% and a 40.7% voting and economic interest respectively in Cara.

On April 10, 2015 Crum & Forster acquired a 100% interest in The Redwoods Group, Inc. (“Redwoods”) for consideration of $20.0. The assets and liabilities and results of operations of Redwoods will be consolidated in the U.S. Insurance reporting segment. Redwoods is a full service national managing general underwriter and produces approximately $50 of gross premiums written annually primarily from property and casualty packaged insurance business focused on YMCAs, community centers and day camps.

On February 16, 2015 the company announced that it had reached an agreement with the board of directors of Brit PLC (“Brit”) regarding the terms of a recommended cash offer to acquire all of the outstanding shares of Brit (the "Brit Offer") for a total price of 305 pence per share, comprising 280 pence in cash to be paid by the company and Brit's announced 2014 final and special dividends of 25 pence (the "Brit Offer Price"). The aggregate purchase price for the Brit Offer is approximately $1.88 billion (£1.22 billion). On April 21, 2015 Brit declared final and special dividends of 25 pence per share to be paid on April 30, 2015, which if paid will reduce the aggregate purchase price for the Brit Offer to approximately $1.73 billion (£1.12 billion). The Brit Offer is subject to customary closing conditions, including customary competition and merger conditions and other regulatory approvals as required. Brit is a market-leading global Lloyd's of London specialty insurer and reinsurer.
On December 16, 2014 the company entered into an agreement with QBE Insurance (Europe) Limited ("QBE") to acquire QBE’s insurance operations in the Czech Republic, Hungary and Slovakia (the "QBE insurance operations"). The businesses and renewal rights of the QBE insurance operations are expected to be transferred to Fairfax by the third quarter of 2015, subject to customary closing conditions, including various regulatory approvals. In 2013 the QBE insurance operations generated over $40 in gross premiums written across a range of general insurance classes, including property, travel, general liability and product protection. On February 3, 2015 the company also entered into an agreement to acquire QBE's general insurance operations in Ukraine, which generated over $5 of gross premiums written in 2014.
Three months ended March 31, 2015

On January 30, 2015 the company, through its subsidiaries, acquired 30,000,000 multiple voting shares of newly incorporated Fairfax India Holdings Corporation ("Fairfax India") for $300.0 through a private placement. Through that investment and offerings of subordinate voting shares, Fairfax India raised net proceeds of $1,025.8 after issuance costs and expenses. The company's multiple voting shares represented 95.1% of the voting rights and 28.1% of the equity interest in Fairfax India at the close of the offerings. Fairfax India was established, with the support of Fairfax, to invest in public and private equity securities and debt instruments in India and Indian businesses or other businesses primarily conducted in or dependent on India. Hamblin Watsa is the portfolio advisor to Fairfax India and its subsidiaries. The assets and liabilities and results of operations of Fairfax India were consolidated in the Other reporting segment, which increased the company's non-controlling interest by $735.2 at March 31, 2015.
On March 1, 2015 Pacific Insurance, a wholly-owned subsidiary of the company, completed the acquisition of the general insurance business of MCIS Insurance Berhad (formerly known as MCIS Zurich Insurance Berhad) ("MCIS") for cash purchase consideration of $12.2 (44.2 Malaysian ringgits). MCIS is an established general insurer in Malaysia with approximately $55 of gross premiums written in 2014 in its general insurance business.
On January 1, 2015 the company completed the acquisition of 78% of Union Assurance General Limited ("Union Assurance") for cash consideration of $27.9 (3.7 billion Sri Lankan rupees). Union Assurance, with approximately $40 of gross premiums written in 2014, is headquartered in Colombo, Sri Lanka and underwrites general insurance in Sri Lanka, specializing in automobile and personal accident lines of business.

The assets and liabilities and results of operations of MCIS and Union Assurance were consolidated in the Insurance - Fairfax Asia reporting segment.

Year ended December 31, 2014

On May 21, 2014 Fairfax Asia completed the acquisition of an 80.0% interest in PT Batavia Mitratama Insurance (subsequently renamed PT Fairfax Insurance Indonesia ("Fairfax Indonesia")) for cash purchase consideration of $8.5 (98.2 billion Indonesian rupees). Subsequent to the acquisition, Fairfax Asia contributed an additional $12.9 to Fairfax Indonesia (maintaining its 80.0% interest) to support business expansion. The assets and liabilities and results of operations of Fairfax Indonesia were consolidated in the Insurance - Fairfax Asia reporting segment. Fairfax Indonesia is headquartered in Jakarta, Indonesia and underwrites general insurance, specializing in automobile coverage in Indonesia.

Sources of Revenue

Revenues reflected in the consolidated financial statements for the quarters ended March 31, 2015 and 2014 are shown in the table that follows. Other revenue comprises the revenue earned by Ridley, William Ashley, Sporting Life, Praktiker (acquired on June 5, 2014), The Keg (acquired on February 4, 2014), Thomas Cook India, Quess Corp Limited ("Quess Corp", formerly known as IKYA), Sterling Resorts (consolidated since September 3, 2014), Pethealth (acquired on November 14, 2014) and Fairfax India (since its initial public offering on January 30, 2015).

	First quarter
	2015	2014
Net premiums earned
Insurance - Canada (Northbridge)	212.8	226.0
- U.S. (Crum & Forster and Zenith National)	514.4	481.8
- Asia (Fairfax Asia)	68.3	75.4
Reinsurance - OdysseyRe	538.1	522.7
Insurance and Reinsurance - Other	129.5	96.8
Runoff	149.0	35.0
	1,612.1	1,437.7
Interest and dividends	145.0	133.1
Net gains on investments	176.5	1,006.1
Other revenue	454.3	305.6
	2,387.9	2,882.5

Revenue of $2,387.9 in the first quarter of 2015 decreased from $2,882.5 in the first quarter of 2014 principally as a result of lower net gains on investments, partially offset by increased net premiums earned and other revenue. The decrease in net gains on investments reflected net losses on equity and equity-related holdings after equity hedges in the first quarter of 2015 and lower net gains on bonds year-over-year, partially offset by net gains on CPI-linked derivatives. An analysis of consolidated interest and dividend income, share of profit (loss) of associates and net gains (losses) on investments for the quarters ended March 31, 2015 and 2014 is provided in the Investments section of this MD&A.
The increase in net premiums earned by the company’s insurance and reinsurance operations in the first quarter of 2015 reflected increases at Insurance and Reinsurance – Other ($32.7, 33.8%), Crum & Forster ($19.9, 6.3%), OdysseyRe ($15.4, 2.9%) and Zenith National ($12.7, 7.6%), partially offset by decreases at Northbridge ($13.2, 5.8% including the unfavourable effect of foreign currency translation) and Fairfax Asia ($7.1, 9.4%).
Net premiums earned at Runoff in the first quarter of 2015 of $149.0 principally reflected the impacts of the AXA and APH reinsurance transactions of $59.8 and $89.0 respectively (described in more detail in the Components of Net Earnings section of this MD&A under the heading Runoff). Net premiums earned at Runoff in the first quarter of 2014 of $35.0 principally reflected the runoff of policies in force on the acquisition date of American Safety.

The increase in other revenue from $305.6 in the first quarter of 2014 to $454.3 in the first quarter of 2015, principally reflected the consolidation of The Keg (acquired on February 4, 2014), Praktiker (acquired on June 5, 2014), Pethealth (acquired on November 14, 2014) and Sterling Resorts (consolidated since September 3, 2014), and increased revenue at Quess Corp and Ridley.

In order to better compare 2015 and 2014, the table which follows presents net premiums written by the company's insurance and reinsurance operations for the quarters ended March 31, 2015 and 2014 after adjusting for the change in the manner in which OdysseyRe recognizes premiums written in respect of its U.S. crop insurance business (described in more detail in the Components of Net Earnings section of this MD&A under the heading Reinsurance - OdysseyRe).

	First quarter
	2015	2014	% change year-over-year
Insurance - Canada (Northbridge)	181.3	192.7	(5.9)
- U.S. (Crum & Forster and Zenith National)	687.8	627.3	9.6
- Asia (Fairfax Asia)	75.9	103.2	(26.5)
Reinsurance - OdysseyRe	563.4	538.1	4.7
Insurance and Reinsurance - Other	174.7	115.8	50.9
Insurance and reinsurance operations	1,683.1	1,577.1	6.7

Northbridge’s net premiums written decreased by 5.9% in the first quarter of 2015. In Canadian dollar terms, Northbridge’s net premiums written increased by 5.8% in the first quarter of 2015 primarily due to increased new business at Northbridge Insurance, modest price increases across the group and the impact of a decrease in the amount of casualty reinsurance purchased.
Net premiums written by U.S. Insurance increased by 9.6% in the first quarter of 2015. Crum & Forster's net premiums written increased by 11.9% in the first quarter of 2015 primarily reflecting growth across several lines of business (including environmental casualty, transportation, Fairmont accident and health and at Seneca) and improvements in the pricing of casualty reinsurance purchased and reductions in purchases of quota share and facultative reinsurance, partially offset by planned reductions in the legacy CoverX business. Zenith National's net premiums written increased by 7.0% in the first quarter of 2015 primarily reflecting in approximately equal measure, higher audit premiums, increased exposure and earned premium rate increases.

Net premiums written by Fairfax Asia decreased by 26.5% in the first quarter of 2015 primarily as a result of an increase in written premiums ceded to reinsurers related to a new intercompany quota share reinsurance agreement between Group Re and First Capital, a planned reduction in commercial automobile writings at Falcon and the unfavourable effect of foreign currency translation at Pacific Insurance and First Capital, partially offset by $10.3 of incremental net premiums written related to the consolidation of Union Assurance and Fairfax Indonesia.

OdysseyRe’s net premiums written increased by 4.7% in the first quarter of 2015 primarily reflecting modest increases in writings of property reinsurance and commercial automobile reinsurance and insurance, partially offset by lower writings in casualty insurance where risk retention is lower relative to OdysseyRe's other lines business.

Net premiums written by the Insurance and Reinsurance – Other reporting segment increased by 50.9% in the first quarter of 2015 primarily reflecting the impact of the QBE reinsurance transactions (described in more detail in the Components of Net Earnings section of this MD&A under the heading Insurance and Reinsurance - Other) and a new intercompany quota share reinsurance agreement between Group Re and First Capital (referred to above).

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for runoff operations, as well as the earnings contributions from the Other reporting segment for the quarters ended March 31, 2015 and 2014. In that table, interest and dividends in the consolidated statements of earnings are presented separately as they relate to the insurance and reinsurance operating segments, and included in Runoff, Corporate overhead and other, and Other as they relate to those segments. Net realized gains before equity hedges, net change in unrealized gains (losses) before equity hedges and equity hedging net losses are each shown separately to present more meaningfully the results of the company's investment management strategies.

	First quarter
Combined ratios	2015	2014
Insurance - Canada (Northbridge)	97.0%	99.8%
- U.S. (Crum & Forster and Zenith National)	91.3%	96.6%
- Asia (Fairfax Asia)	90.8%	93.8%
Reinsurance - OdysseyRe	89.2%	85.6%
Insurance and Reinsurance - Other	91.2%	97.7%
Consolidated	91.3%	93.0%

Sources of net earnings
Underwriting
Insurance - Canada (Northbridge)	6.4	0.5
- U.S. (Crum & Forster and Zenith National)	44.5	16.2
- Asia (Fairfax Asia)	6.3	4.7
Reinsurance - OdysseyRe	58.3	75.2
Insurance and Reinsurance - Other	11.3	2.1
Underwriting profit	126.8	98.7
Interest and dividends - insurance and reinsurance	109.3	92.1
Operating income	236.1	190.8
Runoff (excluding net gains (losses) on investments)	(13.1)	(21.3)
Other reporting segment	18.7	10.1
Interest expense	(51.5)	(49.8)
Corporate overhead and other	(35.8)	(16.6)
Pre-tax income before net gains (losses) on investments	154.4	113.2
Net realized gains before equity hedges	482.1	379.7
Pre-tax income including net realized gains before equity hedges	636.5	492.9
Net change in unrealized gains (losses) before equity hedges	(136.0)	697.9
Equity hedging net losses	(169.6)	(71.5)
Pre-tax income	330.9	1,119.3
Income taxes	(94.8)	(334.3)
Net earnings	236.1	785.0

Attributable to:
Shareholders of Fairfax	225.2	784.6
Non-controlling interests	10.9	0.4
	236.1	785.0

Net earnings per share	$9.92	$36.35
Net earnings per diluted share	$9.71	$35.72
Cash dividends paid per share	$10.00	$10.00

The company's insurance and reinsurance operations produced an underwriting profit of $126.8 (combined ratio of 91.3%) in the first quarter of 2015 compared to an underwriting profit of $98.7 (combined ratio of 93.0%) in the first quarter of 2014. The increase in underwriting profit in the first quarter of 2015 principally reflected an improvement in the non-catastrophe underwriting margins related to the current accident year and higher net favourable prior year reserve development. The following table presents the components of the company's combined ratios for the quarters ended March 31, 2015 and 2014:

	First quarter
	2015	2014
Underwriting profit	126.8	98.7

Loss & LAE - accident year	62.6%	63.5%
Commissions	16.5%	17.1%
Underwriting expense	16.8%	16.4%
Combined ratio - accident year	95.9%	97.0%
Net favourable development	(4.6)%	(4.0)%
Combined ratio - calendar year	91.3%	93.0%
Net favourable development of $67.8 (4.6 combined ratio points) in the first quarter of 2015 and $55.6 (4.0 combined ratio points) in the first quarter of 2014 was comprised as follows:

	First quarter
	2015	2014
Insurance - Canada (Northbridge)	1.2	(15.1)
- U.S. (Crum & Forster and Zenith National)	(36.2)	(17.0)
- Asia (Fairfax Asia)	(4.2)	3.5
Reinsurance - OdysseyRe	(11.2)	(22.1)
Insurance and Reinsurance - Other	(17.4)	(4.9)
Insurance and reinsurance operations	(67.8)	(55.6)
The combined ratio in the first quarter of 2015 included 1.9 percentage points ($27.8) of attritional current period catastrophe losses compared to 2.2 percentage points ($30.5) in the first quarter of 2014.

The commission expense ratio decreased from 17.1% in the first quarter of 2014 to 16.5% in the first quarter of 2015, reflecting net premiums earned related to the QBE loss portfolio transfer which did not attract commissions (described in the Components of Net Earnings section of this MD&A under the heading Insurance and Reinsurance - Other) and commission income earned related to the AXA reinsurance transaction at Northbridge (described in the Components of Net Earnings section of this MD&A under the heading Runoff).
The underwriting expense ratio increased from 16.4% in the first quarter of 2014 to 16.8% in the first quarter of 2015, due to increased underwriting expenses of 8.0% relative to the corresponding increase in net premiums earned of 4.3% (principally reflecting the cumulative impact of small increases in the expense ratios at Crum & Forster, Zenith National, Fairfax Asia, OdysseyRe and Advent, partially offset by a decrease at Northbridge).
The increase in underwriting expenses in the first quarter of 2015 primarily reflected incremental operating expenses associated with the acquisition of Motor Transport and to support growth in U.S. crop insurance business at OdysseyRe, a modest increase in operating expenses at Pacific Insurance related to the acquisition and integration of MCIS and incremental expenses incurred to enter new lines of business at Advent where net premiums earned have not yet become significant.
Operating expenses in the consolidated statements of earnings include only the operating expenses of the company’s insurance and reinsurance and runoff operations and corporate overhead. Operating expenses increased from $300.1 in the first quarter of 2014 to $321.0 in the first quarter of 2015 primarily as a result of increased underwriting expenses of the insurance and reinsurance operations (described above).
Other expenses increased from $297.3 in the first quarter of 2014 to $442.5 in the first quarter of 2015, principally reflecting the consolidation of The Keg (acquired on February 4, 2014), Praktiker (acquired on June 5, 2014), Pethealth (acquired on November 14, 2014) and Sterling Resorts (consolidated since September 3, 2014), and increased expenses at Quess Corp and Ridley.
The company reported net earnings attributable to shareholders of Fairfax of $225.2 (net earnings of $9.92 per basic share and $9.71 per diluted share) in the first quarter of 2015 compared to net earnings attributable to shareholders of Fairfax of $784.6 (net earnings of $36.35 per basic share and $35.72 per diluted share) in the first quarter of 2014. The year-over-year decrease in profitability in the first quarter of 2015 was primarily due to lower net gains on investments, partially offset by increased underwriting profit and interest and dividend income, and lower provision for income taxes.
Common shareholders’ equity increased from $8,361.0 at December 31, 2014 to $8,770.9 at March 31, 2015 primarily reflecting net proceeds from the issuance of 1.15 million subordinate voting shares on March 3, 2015 ($575.9) and net earnings attributable to shareholders of Fairfax ($225.2), partially offset by the payment of dividends on the company's common and preferred shares ($228.5) and decreased accumulated other comprehensive income (a decrease of $107.3 in the first quarter of 2015 primarily related to net unrealized foreign currency translation losses of foreign operations ($69.5) and associates ($35.6)). Common shareholders’ equity at March 31, 2015 was $8,770.9 or $394.22 per basic share compared to $8,361.0 or $394.83 per basic share at December 31, 2014, representing a decrease per basic share in the first quarter of 2015 of 0.2% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2015, or an increase of 2.3% adjusted to include that dividend).

Net Earnings by Reporting Segment

The company's sources of net earnings shown by reporting segment are set out below for the quarters ended March 31, 2015 and 2014. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re.

Quarter ended March 31, 2015

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	262.6	746.5	174.4	620.7	217.0	2,021.2	149.2	—	—	(106.2)	2,064.2
Net premiums written	181.3	687.8	75.9	563.4	174.7	1,683.1	149.0	—	—	—	1,832.1
Net premiums earned	212.8	514.4	68.3	538.1	129.5	1,463.1	149.0	—	—	—	1,612.1
Underwriting profit (loss)	6.4	44.5	6.3	58.3	11.3	126.8	(34.1)	—	—	—	92.7
Interest and dividends	10.0	20.4	20.6	49.1	9.2	109.3	21.0	6.9	(9.6)	17.4	145.0
Operating income (loss)	16.4	64.9	26.9	107.4	20.5	236.1	(13.1)	6.9	(9.6)	17.4	237.7
Net gains (losses) on investments	45.5	25.7	9.8	(40.2)	13.0	53.8	28.2	8.0	86.5	—	176.5
Other reporting segment	—	—	—	—	—	—	—	11.8	—	—	11.8
Interest expense	—	(1.1)	—	(2.8)	(1.0)	(4.9)	—	(3.0)	(43.6)	—	(51.5)
Corporate overhead and other	(2.3)	(6.2)	—	(5.7)	—	(14.2)	—	—	(12.0)	(17.4)	(43.6)
Pre-tax income	59.6	83.3	36.7	58.7	32.5	270.8	15.1	23.7	21.3	—	330.9
Income taxes											(94.8)
Net earnings											236.1

Attributable to:
Shareholders of Fairfax											225.2
Non-controlling interests											10.9
											236.1

Quarter ended March 31, 2014

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	220.1	703.7	171.2	654.2	161.6	1,910.8	6.3	—	—	(16.4)	1,900.7
Net premiums written	192.7	627.3	103.2	572.5	115.8	1,611.5	0.9	—	—	—	1,612.4
Net premiums earned	226.0	481.8	75.4	522.7	96.8	1,402.7	35.0	—	—	—	1,437.7
Underwriting profit (loss)	0.5	16.2	4.7	75.2	2.1	98.7	(38.4)	—	—	—	60.3
Interest and dividends	4.4	14.3	14.6	49.4	9.4	92.1	17.1	1.8	(4.1)	26.2	133.1
Operating income (loss)	4.9	30.5	19.3	124.6	11.5	190.8	(21.3)	1.8	(4.1)	26.2	193.4
Net gains (losses) on investments	138.0	198.2	1.4	377.6	82.2	797.4	188.9	(2.8)	22.6	—	1,006.1
Other reporting segment	—	—	—	—	—	—	—	8.3	—	—	8.3
Interest expense	—	(1.1)	—	(3.2)	(1.0)	(5.3)	(0.3)	(2.7)	(41.5)	—	(49.8)
Corporate overhead and other	(1.5)	(5.2)	—	(5.6)	(0.4)	(12.7)	—	—	0.2	(26.2)	(38.7)
Pre-tax income (loss)	141.4	222.4	20.7	493.4	92.3	970.2	167.3	4.6	(22.8)	—	1,119.3
Income taxes											(334.3)
Net earnings											785.0

Attributable to:
Shareholders of Fairfax											784.6
Non-controlling interests											0.4
											785.0

Components of Net Earnings

Underwriting and Operating Income
Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Runoff and Other by reporting segment for the quarters ended March 31, 2015 and 2014.
Canadian Insurance - Northbridge

	First quarter
	2015	2014
Underwriting profit	6.4	0.5

Loss & LAE - accident year	64.0%	70.3%
Commissions	14.9%	16.7%
Underwriting expenses	17.5%	19.5%
Combined ratio - accident year	96.4%	106.5%
Net adverse (favourable) development	0.6%	(6.7)%
Combined ratio - calendar year	97.0%	99.8%

Gross premiums written	262.6	220.1
Net premiums written	181.3	192.7
Net premiums earned	212.8	226.0
Underwriting profit	6.4	0.5
Interest and dividends	10.0	4.4
Operating income	16.4	4.9
Net gains on investments	45.5	138.0
Pre-tax income before interest and other	61.9	142.9
In the first quarter of 2015 Northbridge assumed gross premiums written and losses on claims, gross of $59.8 (Cdn$74.2) and $56.5 (Cdn$70.1) respectively, that was fully retroceded to Runoff related to the AXA reinsurance transaction (described in the Components of Net Earnings section of this MD&A under the heading Runoff). Runoff paid Northbridge a commission of $1.5 (Cdn$1.8) for fronting this transaction.
Northbridge reported an underwriting profit of $6.4 and a combined ratio of 97.0% in the first quarter of 2015 compared to an underwriting profit of $0.5 and a combined ratio of 99.8% in the first quarter of 2014. The year-over-year increase in underwriting profit principally reflected improvements in the non-catastrophe underwriting margins related to the current accident year (reflecting the absence in the first quarter of 2015 of the severe winter weather conditions that occurred in the first quarter of 2014) and lower operating expense and commission expense, partially offset by lower net favourable prior year reserve development.
Net adverse prior year reserve development of $1.2 (0.6 of a combined ratio point) in the first quarter of 2015 related to Northbridge's mandatory participation in the industry wide Facility Association (the Canadian market mechanism that provides automobile insurance to drivers that are unable to obtain automobile insurance through the voluntary insurance market). Net favourable prior year reserve development of $15.1 (6.7 combined ratio points) in the first quarter of 2014 reflected better than expected emergence across most accident years and lines of business. There were no current period catastrophe losses in the first quarters of 2015 or 2014.
Northbridge's underwriting expense ratio decreased from 19.5% in the first quarter of 2014 to 17.5% in the first quarter of 2015, primarily as a result of the impact of a favourable ruling from taxation authorities that resulted in the release of a provision related to harmonized sales tax on premiums ceded to foreign affiliated reinsurers. Northbridge's commission expense ratio decreased from 16.7% in the first quarter of 2014 to 14.9% in the first quarter of 2015, primarily reflecting commission income earned related to the AXA reinsurance transaction described above.
Excluding the impact of the AXA reinsurance transaction, gross premiums written increased by 3.7% from Cdn$242.8 in the first quarter of 2014 to Cdn$251.7 in the first quarter of 2015, primarily due to increased new business at Northbridge Insurance and modest price increases across the group. In Canadian dollar terms, net premiums written increased by 5.8% in the first quarter of 2015 reflecting many of the same factors which affected gross premiums written and also included the impact of a decrease in the amount of casualty reinsurance purchased. In Canadian dollar terms, net premiums earned increased by 6.0% in the first quarter of 2015 consistent with the growth in net premiums written.

The year-over-year decrease in net gains on investments (as set out in the table below), partially offset by an increase in underwriting profitability and higher interest and dividend income (reflecting increased interest income earned and lower investment management and administration fees) produced pre-tax income before interest and other of $61.9 in the first quarter of 2015 compared to pre-tax income before interest and other of $142.9 in the first quarter of 2014.

	First quarter
	2015	2014
Equity and equity-related holdings	(31.5)	103.8
Equity hedges	8.1	(13.7)
Bonds	10.9	31.5
Preferred stocks	2.9	(0.9)
CPI-linked derivatives	3.8	(6.3)
Foreign currency	52.0	26.3
Other	(0.7)	(2.7)
Net gains on investments	45.5	138.0
Northbridge's cash resources, excluding the impact of foreign currency translation, decreased by $254.6 in the first quarter of 2015 compared to a decrease of $450.5 in the first quarter of 2014. Cash used in operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) improved from $35.2 in the first quarter of 2014 to $16.6 in the first quarter of 2015, primarily as a result of lower net paid claims and higher net premiums collected, partially offset by higher income taxes paid.

U.S. Insurance — Crum & Forster and Zenith National (1)

	First quarter
	2015			2014
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Underwriting profit	4.6	39.9	44.5	0.6	15.6	16.2

Loss & LAE - accident year	63.9%	60.8%	62.8%	65.7%	64.8%	65.4%
Commissions	14.3%	9.9%	12.8%	14.3%	9.5%	12.6%
Underwriting expenses	20.4%	27.2%	22.7%	19.8%	26.5%	22.1%
Combined ratio - accident year	98.6%	97.9%	98.3%	99.8%	100.8%	100.1%
Net favourable development	—	(20.2)%	(7.0)%	—	(10.2)%	(3.5)%
Combined ratio - calendar year	98.6%	77.7%	91.3%	99.8%	90.6%	96.6%

Gross premiums written	432.8	313.7	746.5	410.5	293.2	703.7
Net premiums written	378.0	309.8	687.8	337.7	289.6	627.3
Net premiums earned	335.5	178.9	514.4	315.6	166.2	481.8
Underwriting profit	4.6	39.9	44.5	0.6	15.6	16.2
Interest and dividends	13.6	6.8	20.4	8.5	5.8	14.3
Operating income	18.2	46.7	64.9	9.1	21.4	30.5
Net gains on investments	19.0	6.7	25.7	123.2	75.0	198.2
Pre-tax income before interest and other	37.2	53.4	90.6	132.3	96.4	228.7

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Crum & Forster
On April 10, 2015 Crum & Forster acquired a 100% interest in The Redwoods Group, Inc. (“Redwoods”) for consideration of $20.0. Redwoods is a full service national managing general underwriter and produces approximately $50 of gross premiums written annually primarily from property and casualty packaged insurance business focused on YMCAs, community centers and day camps. Commencing in the second quarter of 2015, all premiums produced by Redwoods will be underwritten by Crum & Forster.

Crum & Forster reported an underwriting profit of $4.6 and a combined ratio of 98.6% in the first quarter of 2015 compared to an underwriting profit of $0.6 and a combined ratio of 99.8% in the first quarter of 2014. The year-over-year increase in underwriting profit principally reflected better non-catastrophe underwriting margins related to the current accident year (primarily due to increased writings of more profitable lines of business at Crum & Forster and the impact of underwriting actions that have improved the performance of the CoverX business) and lower current period catastrophe losses.

Current period catastrophe losses in the first quarter of 2015 of $5.0 (1.5 combined ratio points) primarily related to severe winter weather across the U.S. Current period catastrophe losses in the first quarter of 2014 of $7.5 (2.4 combined ratio points) primarily related to the effects of storms and severe winter weather in the U.S. northeast and storms in the U.S. midwest. There was no net prior year reserve development in the first quarters of 2015 or 2014. The increase in Crum & Forster's underwriting expense ratio from 19.8% in the first quarter of 2014 to 20.4% in the first quarter of 2015 was primarily due to increases in employee compensation and information technology costs related to lines of business where net premiums earned have not yet become significant.
Gross premiums written increased by 5.4% from $410.5 in the first quarter of 2014 to $432.8 in the first quarter of 2015 reflecting growth across several lines of business (including environmental casualty, transportation, Fairmont accident and health and at Seneca), partially offset by planned reductions in the CoverX business. Net premiums written increased by 11.9% in the first quarter of 2015 reflecting many of the same factors which affected gross premiums written and also reflected improvements in the pricing of casualty reinsurance purchased and reductions in purchases of quota share and facultative reinsurance. The growth in net premiums earned of 6.3% was consistent with the growth in net premiums written in 2014 and the increase in risk retention in the first quarter of 2015.
The significant decrease in net gains on investments (as set out in the table below), partially offset by increased interest and dividend income earned and the year-over-year improvement in underwriting profitability, produced pre-tax income before interest and other of $37.2 in the first quarter of 2015 compared to pre-tax income before interest and other of $132.3 in the first quarter of 2014.
Crum & Forster’s cash resources, excluding the impact of foreign currency translation, decreased by $17.7 in the first quarter of 2015 compared to a decrease of $19.2 in the first quarter of 2014. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) decreased modestly from $26.6 in the first quarter of 2014 to $26.2 in the first quarter of 2015.

Zenith National
Zenith National reported an underwriting profit of $39.9 and a combined ratio of 77.7% in the first quarter of 2015 compared to an underwriting profit of $15.6 and combined ratio of 90.6% in the first quarter of 2014. Net premiums earned in the first quarter of 2015 of $178.9 increased from $166.2 in the first quarter of 2014, principally reflecting, in approximately equal measure, higher audit premiums (net additional premiums billed or returned after policy expiration based on the audited actual exposure of the insured), increased exposure and earned premium rate increases.
The improvement in Zenith National’s combined ratio in the first quarter of 2015 compared to the first quarter of 2014 reflected higher net favourable development of prior years' reserves (20.2 percentage points in the first quarter of 2015 compared to 10.2 percentage points in the first quarter of 2014) and a decrease of 4.0 percentage points in the estimated accident year loss and LAE ratio in the first quarter of 2015. The decrease in the estimated accident year loss and LAE ratio in 2015 was due to favourable loss development trends for accident year 2014 combined with price increases equal to estimated loss trends for accident year 2015. Net favourable prior year reserve development in the first quarter of 2015 reflected net favourable emergence related to accident years 2007 through 2014.
The significant decrease in net gains on investments (as set out in the table below), partially offset by the improvement in underwriting profitability and slightly higher interest and dividend income, produced pre-tax income before interest and other of $53.4 in the first quarter of 2015 compared to pre-tax income before interest and other of $96.4 in the first quarter of 2014.
At March 31, 2015 Zenith National had unrestricted cash and cash equivalents of $61.6. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) increased from $27.4 in the first quarter of 2014 to $36.4 in the first quarter of 2015, primarily as a result of increased net premium collections.
Net gains (losses) on investments in the quarters ended March 31, 2015 and 2014 for the U.S. Insurance segment were comprised as shown in the following table:

	First quarter
	2015			2014
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Common stocks and equity derivatives (excluding equity hedges)	3.6	1.3	4.9	51.6	48.4	100.0
Equity hedges	(28.5)	(15.9)	(44.4)	(3.5)	(3.5)	(7.0)
Bonds	35.1	7.9	43.0	80.5	31.5	112.0
CPI-linked derivatives	8.2	7.3	15.5	(3.0)	(1.3)	(4.3)
Other	0.6	6.1	6.7	(2.4)	(0.1)	(2.5)
Net gains on investments	19.0	6.7	25.7	123.2	75.0	198.2

Asian Insurance - Fairfax Asia

	First quarter
	2015	2014
Underwriting profit	6.3	4.7

Loss & LAE - accident year	77.7%	73.1%
Commissions	1.3%	6.5%
Underwriting expenses	18.0%	9.6%
Combined ratio - accident year	97.0%	89.2%
Net adverse (favourable) development	(6.2)%	4.6%
Combined ratio - calendar year	90.8%	93.8%

Gross premiums written	174.4	171.2
Net premiums written	75.9	103.2
Net premiums earned	68.3	75.4
Underwriting profit	6.3	4.7
Interest and dividends	20.6	14.6
Operating income	26.9	19.3
Net gains on investments	9.8	1.4
Pre-tax income before interest and other	36.7	20.7

On March 1, 2015 Pacific Insurance, a wholly-owned subsidiary of the company, completed the acquisition of the general insurance business of MCIS Insurance Berhad (formerly known as MCIS Zurich Insurance Berhad) ("MCIS") for cash purchase consideration of $12.2 (44.2 Malaysian ringgits). MCIS is an established general insurer in Malaysia with approximately $55 of gross premiums written in 2014 in its general insurance business.
On January 1, 2015 the company completed the acquisition of 78% of Union Assurance General Limited ("Union Assurance") for cash consideration of $27.9 (3.7 billion Sri Lankan rupees). Union Assurance, with approximately $40 of gross premiums written in 2014, is headquartered in Colombo, Sri Lanka and underwrites general insurance in Sri Lanka, specializing in automobile and personal accident lines of business.
On May 21, 2014 Fairfax Asia completed the acquisition of an 80.0% interest in PT Batavia Mitratama Insurance (subsequently renamed PT Fairfax Insurance Indonesia ("Fairfax Indonesia")) for cash purchase consideration of $8.5 (98.2 billion Indonesian rupees). Subsequent to the acquisition, Fairfax Asia contributed an additional $12.9 to Fairfax Indonesia (maintaining its 80.0% interest) to support business expansion. Fairfax Indonesia is headquartered in Jakarta, Indonesia and underwrites general insurance, specializing in automobile coverage in Indonesia.

Fairfax Asia reported an underwriting profit of $6.3 and a combined ratio of 90.8% in the first quarter of 2015 compared to an underwriting profit of $4.7 and a combined ratio of 93.8% in the first quarter of 2014. The various entities comprising Fairfax Asia produced combined ratios as set out in the following table:

	First quarter
	2015	2014
First Capital	74.7%	87.5%
Falcon	108.4%	98.4%
Pacific Insurance	102.8%	101.0%
Fairfax Indonesia	134.7%	—
Union Assurance	101.8%	—

The combined ratio in the first quarter of 2015 included 6.2 combined ratio points ($4.2) of net favourable prior year reserve development primarily related to the health and property lines of business. The combined ratio in the first quarter of 2014 included 4.6 combined ratio points ($3.5) of net adverse prior year reserve development primarily related to health and marine hull loss reserves at First Capital and the impact of the mandatory pro-rata participation by Pacific Insurance in the Malaysia motor vehicle insurance pool.

The commission expense ratio decreased from 6.5% in the first quarter of 2014 to 1.3% in the first quarter of 2015, primarily as a result of increased commission earned on commercial automobile reinsurance ceded (principally the new intercompany quota share reinsurance agreement with Group Re described below) and higher rates of ceding commissions earned. Fairfax Asia's underwriting expense ratio increased from 9.6% in the first quarter of 2014 to 18.0% in the first quarter of 2015, primarily as a result of the inclusion of Fairfax Indonesia and Union Assurance, a modest increase in operating expenses at Pacific Insurance related to the acquisition and integration of MCIS and lower net premiums earned on a year-over-year basis.

The consolidation of Union Assurance and Fairfax Indonesia increased gross premiums written, net premiums written and net premiums earned by $20.9, $10.3 and $8.7 respectively. Excluding the impact of those acquisitions, gross premiums written, net premiums written and net premiums earned decreased by 10.3%, 36.4% and 21.0% in the first quarter of 2015 respectively. The decrease in gross premiums written primarily reflected a planned reduction in commercial automobile writings at Falcon and the unfavourable effect of foreign currency translation at First Capital and Pacific Insurance.

In addition, the decrease in net premiums written reflected an increase in written premiums ceded to reinsurers related to a new intercompany quota share reinsurance agreement between Group Re and First Capital effective January 1, 2015 in respect of certain commercial automobile business. The decrease in net premiums earned was consistent with the decrease in net premiums written, partially offset by the modest growth in net premiums written in 2014, a portion of which is earned in the first quarter of 2015.
The combination of increased net gains on investments (as set out in the table below), higher interest and dividend income (reflecting the increased share of profit of associates, principally ICICI Lombard) and increased underwriting profit, produced pre-tax income before interest and other of $36.7 in the first quarter of 2015 compared to pre-tax income before interest and other of $20.7 in the first quarter of 2014.

	First quarter
	2015	2014
Equity and equity-related holdings	5.7	0.3
Bonds	—	1.2
Preferred stocks	—	(0.2)
Foreign currency	4.1	0.1
Net gains on investments	9.8	1.4

Reinsurance - OdysseyRe(1)

	First quarter
	2015	2014
Underwriting profit	58.3	75.2

Loss & LAE - accident year	57.4%	56.8%
Commissions	22.1%	22.0%
Underwriting expenses	11.8%	11.0%
Combined ratio - accident year	91.3%	89.8%
Net favourable development	(2.1)%	(4.2)%
Combined ratio - calendar year	89.2%	85.6%

Gross premiums written	620.7	654.2
Net premiums written	563.4	572.5
Net premiums earned	538.1	522.7
Underwriting profit	58.3	75.2
Interest and dividends	49.1	49.4
Operating income	107.4	124.6
Net gains (losses) on investments	(40.2)	377.6
Pre-tax income before interest and other	67.2	502.2

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

On April 1, 2014 Hudson Insurance Company ("Hudson Insurance", a wholly owned subsidiary of OdysseyRe) completed the acquisition of certain assets and assumed certain liabilities associated with Motor Transport Underwriters, Inc. ("Motor Transport") for cash purchase consideration of $12.8. Motor Transport is a leading underwriting, claims and risk management specialist in the long-haul trucking industry.

OdysseyRe reported an underwriting profit of $58.3 and a combined ratio of 89.2% in the first quarter of 2015 compared to an underwriting profit of $75.2 and a combined ratio of 85.6% in the first quarter of 2014. The decrease in underwriting profit in the first quarter of 2015 principally reflected lower net favourable prior year reserve development, a modest increase in underwriting expenses and lower writings of higher margin property catastrophe business.

OdysseyRe's combined ratio in the first quarter of 2015 included 2.1 combined ratio points ($11.2) of net favourable prior year reserve development (primarily related to property catastrophe and non-catastrophe property loss reserves) compared to 4.2 combined ratio points ($22.1) in the first quarter of 2014 (principally related to casualty and non-catastrophe property loss reserves). The combined ratios in the first quarters of 2015 and 2014 included 4.2 combined ratio points ($22.8) and 4.3 combined ratio points ($22.2) respectively of attritional current period catastrophe losses. OdysseyRe's underwriting expense ratio increased from 11.0% in the first quarter of 2014 to 11.8% in the first quarter of 2015, primarily due to incremental operating expenses associated with the acquisition of Motor Transport and to support growth in U.S. crop insurance business.

Following enhancements to its underwriting systems and the accumulation of sufficient internal historical data, OdysseyRe recognized the majority of the premiums written in respect of the winter planting season of its U.S. crop insurance business in the fourth quarter of 2014, whereas in prior years those premiums would have been recognized in the first quarter of 2015. Excluding the impact of the U.S. crop insurance business from the first quarter of 2014, OdysseyRe's gross premiums written, net premiums written and net premiums earned increased as set out in the following table. The impact on underwriting profit of this change was nominal.

	First quarter
	2015			2014
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
OdysseyRe - as reported	620.7	563.4	538.1	654.2	572.5	522.7
Adjustments related to timing of U.S. crop insurance	—	—	—	(41.4)	(34.4)	(6.0)
OdysseyRe - as adjusted	620.7	563.4	538.1	612.8	538.1	516.7
Percentage change (year-over-year)	1.3%	4.7%	4.1%
Gross premiums written increased by 1.3% reflecting modest increases in writings of property reinsurance and commercial automobile reinsurance and insurance, partially offset by lower writings in casualty insurance. Net premiums written increased by 4.7% reflecting many of the same factors that affected gross premiums written and also reflected the lower writings of insurance business (particularly casualty insurance) where risk retention is lower relative to OdysseyRe's other lines of business. Net premiums earned increased by 4.1% principally reflecting the increase in net premiums written and the impact of lines of business that experienced growth in net premiums written in previous periods.

The net losses on investments in the first quarter of 2015 (as set out in the table below), lower underwriting profit and stable interest and dividend income, produced pre-tax income before interest and other of $67.2 in the first quarter of 2015 compared to pre-tax income before interest and other of $502.2 in the first quarter of 2014.

	First quarter
	2015	2014
Equity and equity-related holdings	(32.0)	216.8
Equity hedges	(67.7)	(21.7)
Bonds	42.9	202.3
CPI-linked derivatives	19.5	(8.3)
Foreign currency	(6.5)	4.3
Other	3.6	(15.8)
Net gains (losses) on investments	(40.2)	377.6
OdysseyRe’s cash resources, excluding the impact of foreign currency translation, decreased by $73.5 and $137.2 in the first quarters of 2015 and 2014 respectively. Cash used in operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) was $82.4 in the first quarter of 2015 compared to cash provided by operating activities of $137.4 in the first quarter of 2014. The increase in cash used in operating activities on a year-over-year basis principally reflected increased income tax payments and higher paid losses related to prior years' non-catastrophe losses.

Insurance and Reinsurance - Other
For the quarters ended March 31, 2015 and 2014

	First quarter
	2015
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter-company	Total
Underwriting profit (loss)	13.1	0.1	(0.5)	(1.4)	—	11.3

Loss & LAE - accident year	66.9%	66.3%	86.5%	72.1%	—	72.5%
Commissions	27.6%	19.8%	6.6%	9.7%	—	18.1%
Underwriting expenses	3.7%	26.9%	9.6%	29.7%	—	14.1%
Combined ratio - accident year	98.2%	113.0%	102.7%	111.5%	—	104.7%
Net (favourable) adverse development	(26.2)%	(13.2)%	(1.4)%	0.4%	—	(13.5)%
Combined ratio - calendar year	72.0%	99.8%	101.3%	111.9%	—	91.2%

Gross premiums written	61.0	63.4	67.1	34.4	(8.9)	217.0
Net premiums written	58.9	41.8	61.3	12.7	—	174.7
Net premiums earned	47.1	35.3	35.2	11.9	—	129.5
Underwriting profit (loss)	13.1	0.1	(0.5)	(1.4)	—	11.3
Interest and dividends	4.2	2.4	0.6	2.0	—	9.2
Operating income	17.3	2.5	0.1	0.6	—	20.5
Net gains (losses) on investments	22.4	(5.4)	(2.5)	(1.5)	—	13.0
Pre-tax income (loss) before interest and other	39.7	(2.9)	(2.4)	(0.9)	—	33.5

	First quarter
	2014
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	4.1	(0.3)	0.1	(1.8)	—	2.1

Loss & LAE - accident year	66.3%	67.3%	74.6%	56.1%	—	66.5%
Commissions	29.8%	21.3%	17.9%	9.1%	—	21.7%
Underwriting expenses	1.2%	21.2%	8.5%	34.3%	—	14.6%
Combined ratio - accident year	97.3%	109.8%	101.0%	99.5%	—	102.8%
Net (favourable) adverse development	(10.8)%	(8.9)%	(1.8)%	13.0%	—	(5.1)%
Combined ratio - calendar year	86.5%	100.9%	99.2%	112.5%	—	97.7%

Gross premiums written	38.9	75.3	18.1	45.8	(16.5)	161.6
Net premiums written	39.0	47.2	14.4	15.2	—	115.8
Net premiums earned	31.3	34.9	16.2	14.4	—	96.8
Underwriting profit (loss)	4.1	(0.3)	0.1	(1.8)	—	2.1
Interest and dividends	4.3	2.5	0.9	1.7	—	9.4
Operating income (loss)	8.4	2.2	1.0	(0.1)	—	11.5
Net gains (losses) on investments	49.2	36.5	(0.7)	(2.8)	—	82.2
Pre-tax income (loss) before interest and other	57.6	38.7	0.3	(2.9)	—	93.7

On December 16, 2014 the company entered into an agreement with QBE Insurance (Europe) Limited ("QBE") to acquire QBE's insurance operations in the Czech Republic, Hungary and Slovakia (the "QBE insurance operations"). The businesses and renewal rights of the QBE insurance operations are expected to be transferred to Fairfax by the third quarter of 2015, subject to customary closing conditions, including various regulatory approvals. Prior to the formal closing of this transaction, Polish Re has entered into a two-part 100% quota share reinsurance transaction with QBE (the "QBE reinsurance transaction") to: (i) reinsure the runoff of the QBE insurance operations in respect of any business written up to December 31, 2014 (the "QBE loss portfolio transfer", which increased Polish Re's gross premiums written, net premiums written, net premiums earned and underwriting profit by $37.3, $37.3, $25.3 and $0.2 respectively in the first quarter of 2015), and (ii) reinsure any business written by the QBE insurance operations on or after January 1, 2015 (the "QBE quota share transaction", which increased Polish Re's gross premiums written, net premiums written and net premiums earned by $16.1, $13.3 and $4.0 respectively and decreased underwriting profit by $1.1 in the first quarter of 2015).

The Insurance and Reinsurance – Other segment produced an underwriting profit of $11.3 and a combined ratio of 91.2% in the first quarter of 2015 compared to an underwriting profit of $2.1 and a combined ratio of 97.7% in the first quarter of 2014. The improvement in underwriting profit in the first quarter of 2015 principally reflected increased net favourable prior year reserve development and lower underwriting expenses and commissions, partially offset by lower non-catastrophe underwriting margins related to the current accident year (principally at Fairfax Brasil and Advent).
The underwriting results in the first quarter of 2015 included net favourable prior year reserve development of $17.4 (13.5 combined ratio points) primarily reflecting net favourable development at Group Re (principally related to prior years' catastrophe loss reserves and net favourable development assumed from First Capital in respect of property and marine lines of business) and Advent (principally reflecting net favourable emergence on property reinsurance and insurance lines of business). The underwriting results in the first quarter of 2014 included net favourable prior year reserve development of $4.9 (5.1 combined ratio points) primarily reflecting net favourable emergence at Group Re (principally related to prior years' catastrophe loss reserves) and Advent (across a number of lines of business including prior years' catastrophe loss reserves), partially offset by net adverse development at Fairfax Brasil.
The expense ratio decreased from 14.6% in the first quarter of 2014 to 14.1% in the first quarter of 2015, primarily as a result of lower operating expenses at Fairfax Brasil, partially offset by modest increases in the expense ratio at Advent (reflecting incremental expenses incurred to enter new lines of business where net premiums earned have not yet become significant). The commission expense ratio decreased from 21.7% in the first quarter of 2014 to 18.1% in the first quarter of 2015 primarily reflecting the net premiums earned related to the QBE loss portfolio transfer which did not attract commissions. There were no current period catastrophe losses in the first quarter of 2015 and current period catastrophe losses in the first quarter of 2014 were nominal.
Gross premiums written increased by 34.3% in the first quarter of 2015 principally reflecting the impact of the QBE reinsurance transaction and a new intercompany quota share reinsurance agreement between Group Re and First Capital effective January 1, 2015 in respect of certain commercial automobile business. Net premiums written increased by 50.9% in the first quarter of 2015 as the majority of the gross premiums written related to the QBE reinsurance transaction was retained. The increase in net premiums earned of 33.8% in the first quarter of 2015 was lower than the increase in net premiums written reflecting the partial earning in the first quarter of 2015 of the net premiums written related to the QBE reinsurance transaction.
The significant decrease in net gains on investments (as set out in the table below), partially offset by the improvement in underwriting profitability and stable interest and dividend income, produced pre-tax income before interest and other of $33.5 in the first quarter of 2015 compared to pre-tax income before interest and other of $93.7 in the first quarter of 2014.

	First quarter
	2015	2014
Equity and equity-related holdings	(17.7)	70.3
Equity hedges	(11.0)	(2.4)
Bonds	2.8	20.6
Preferred stocks	—	(9.4)
CPI-linked derivatives	23.9	(0.8)
Foreign currency	15.0	3.9
Net gains on investments	13.0	82.2

Runoff

	First quarter
	2015	2014
Gross premiums written	149.2	6.3
Net premiums written	149.0	0.9
Net premiums earned	149.0	35.0
Losses on claims	(151.0)	(41.1)
Operating expenses	(32.1)	(32.3)
Interest and dividends	21.0	17.1
Operating loss	(13.1)	(21.3)
Net gains on investments	28.2	188.9
Pre-tax income before interest and other	15.1	167.6

On March 9, 2015 RiverStone (UK) agreed to reinsure a portfolio of business comprised of asbestos, pollution and other hazards ("APH") relating to accident years 1992 and prior (the "APH reinsurance transaction"). RiverStone (UK) received a premium of $89.0 which was comprised of cash ($69.9) and a receivable ($19.1) as consideration for the assumption of $89.0 of net loss reserves. The net loss reserves underlying this transaction are expected to be formally transferred to RiverStone (UK) in 2015 by way of a Part VII transfer pursuant to the Financial Services and Markets Act 2000 of the United Kingdom.

On February 18, 2015 US Runoff agreed to reinsure two Canadian branches of AXA which were already in runoff (the "AXA reinsurance transaction"). The business reinsured was primarily comprised of assumed reinsurance of auto, general liability, marine and property exposures relating to accident years 2007 and prior. Northbridge participated by fronting this reinsurance arrangement on behalf of US Runoff, receiving a cash premium of $59.8 as consideration for the assumption of $56.5 of net loss reserves. Subsequently, Northbridge retroceded those amounts to US Runoff and received a commission ($1.5) for facilitating this transaction.

Runoff reported an operating loss of $13.1 in the first quarter of 2015 compared to an operating loss of $21.3 in the first quarter of 2014. Net premiums earned in the first quarter of 2015 of $149.0 principally reflected the impacts of the AXA and APH reinsurance transactions ($59.8 and $89.0 respectively). Net premiums earned in the first quarter of 2014 of $35.0 principally reflected the runoff of policies in force on the acquisition date of American Safety ($35.5). Losses on claims of $151.0 in the first quarter of 2015 primarily reflected the impacts of the AXA and APH reinsurance transactions ($56.5 and $89.0 respectively) and attritional net adverse prior year reserve development ($5.5). Losses on claims of $41.1 in the first quarter of 2014 primarily reflected $25.4 of incurred losses on premium earned in the first quarter of 2014 at American Safety and $15.0 of net strengthening of prior years' loss reserves at U.S. Runoff (TIG Insurance). Operating expenses of $32.1 in the first quarter of 2015 were comparable to operating expenses of $32.3 in the first quarter of 2014. Interest and dividend income increased from $17.1 in the first quarter of 2014 to $21.0 in the first quarter of 2015 primarily reflecting lower investment management and administration fees and higher dividends earned on common stocks, partially offset by lower share of profit of associates.
The Runoff segment produced pre-tax income before interest and other of $15.1 in the first quarter of 2015 compared to pre-tax income before interest and other of $167.6 in the first quarter of 2014 with the year-over-year decrease in profitability primarily due to the significant decrease in net gains on investments (as set out in the table below), partially offset by decreased operating losses.

	First quarter
	2015	2014
Equity and equity-related holdings	2.8	103.1
Equity hedges	(20.7)	(9.0)
Bonds	36.8	99.6
CPI-linked derivatives	(1.1)	(1.8)
Foreign currency	10.3	(3.0)
Other	0.1	—
Net gains on investments	28.2	188.9

Other

	First quarter
	2015	2014
Revenue	454.3	305.6
Expenses	(442.5)	(297.3)
Pre-tax income before interest and other	11.8	8.3
Interest and dividends	6.9	1.8
Net gains (losses) on investments	8.0	(2.8)
Pre-tax income before interest expense	26.7	7.3

On January 30, 2015 the company, through its subsidiaries, acquired 30,000,000 multiple voting shares of newly incorporated Fairfax India for $300.0 through a private placement. Through that investment and offerings of subordinate voting shares, Fairfax India raised net proceeds of $1,025.8 after issuance costs and expenses. The company's multiple voting shares represented 95.1% of the voting rights and 28.1% of the equity interest in Fairfax India at the close of the offerings. Fairfax India was established, with the support of Fairfax, to invest in public and private equity securities and debt instruments in India and Indian businesses or other businesses primarily conducted in or dependent on India. Hamblin Watsa is the portfolio advisor to Fairfax India and its subsidiaries. The assets and liabilities and results of operations of Fairfax India were consolidated in the Other reporting segment, which increased the company's non-controlling interest by $735.2 at March 31, 2015.
Ridley’s revenue and expenses fluctuate with changes in raw material prices. The increase in Ridley’s revenues from $147.5 in the first quarter of 2014 to $161.0 in the first quarter of 2015 primarily reflected an increase in sales volumes combined with a more favourable product mix on a year-over-year basis. The remaining revenues and expenses included in the Other reporting segment were comprised of the revenues and expenses of William Ashley, Sporting Life, Praktiker (acquired on June 5, 2014), The Keg (acquired on February 4, 2014), Thomas Cook India, Quess Corp, Sterling Resorts (consolidated since September 3, 2014), Pethealth (acquired on November 14, 2014) and Fairfax India (since its initial public offering on January 30, 2015).

Interest and Dividends and Net Gains (Losses) on Investments

An analysis of consolidated interest and dividend income and net gains (losses) on investments is presented in the Investments section of this MD&A.

Interest Expense

Consolidated interest expense increased from $49.8 in the first quarter of 2014 to $51.5 in the first quarter of 2015, reflecting the issuance on August 13, 2014 of $300.0 principal amount of unsecured senior notes due 2024 and the issuance on March 3, 2015 of Cdn$350.0 principal amount of unsecured senior notes due 2025, partially offset by the favourable impact of foreign currency translation on the interest expense of the company's Canadian dollar denominated long term debt.

Consolidated interest expense was comprised as follows:

	First quarter
	2015	2014
Fairfax	43.6	41.5
Crum & Forster	0.3	0.3
Zenith National	0.8	0.8
OdysseyRe	2.8	3.2
Advent	1.0	1.0
Runoff	—	0.3
Other (principally related to The Keg and Thomas Cook India)	3.0	2.7
	51.5	49.8

Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company's investment management and administration fees and the interest and dividend income (inclusive of share of profit (loss) of associates and total return swap expense (income)) earned on holding company cash and investments.

	First quarter
	2015	2014
Fairfax corporate overhead	29.4	26.0
Subsidiary holding companies' corporate overhead(1)	14.2	12.7
Holding company interest and dividends	9.6	4.1
Investment management and administration fees	(17.4)	(26.2)
	35.8	16.6

(1)	Inclusive of $10.0 (2014 - $7.6) of non-cash amortization of intangible assets (principally comprised of customer and broker relationship).

Total return swap expense ($8.1 and $8.5 in the first quarters of 2015 and 2014 respectively) is reported as a component of interest and dividend income. Holding company interest and dividends also included share of loss of associates of $1.4 in the first quarter of 2015 and share of profit of associates of $3.8 in the first quarter of 2014. Prior to giving effect to the impacts of total return swap expense and share of profit (loss) of associates, interest and dividends earned on holding company cash and investments was $0.6 in the first quarter of 2014 compared to net investment expense of $0.1 in the first quarter of 2015.

Investment management and administration fees decreased from $26.2 in the first quarter of 2014 to $17.4 in the first quarter of 2015 primarily related to management fees on equity investments.

Net gains on investments attributable to the corporate and other reporting segment was comprised as follows:

	First quarter
	2015	2014
Equity and equity-related holdings	158.9	42.2
Equity hedges	(33.9)	(17.7)
Bonds	5.9	11.8
Preferred stocks	7.9	—
CPI-linked derivatives	13.6	(0.4)
Foreign currency	(65.0)	(9.8)
Other	(0.9)	(3.5)
Net gains on investments	86.5	22.6

Income Taxes

The $94.8 and $334.3 provision for income taxes in the first quarter of 2015 and 2014 respectively differed from the provision for income taxes that would be determined by applying the company’s Canadian statutory income tax rate of 26.5% to the company's earnings before income taxes, primarily as a result of income earned in jurisdictions where the corporate income tax rate is higher than the company’s Canadian statutory income tax rate, partially offset by non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada).

Consolidated Balance Sheet Summary
Holding company cash and investments increased to $2,219.9 ($2,144.6 net of $75.3 of holding company short sale and derivative obligations) at March 31, 2015 from $1,244.3 at December 31, 2014 ($1,212.7 net of $31.6 of holding company short sale and derivative obligations), principally as a result of $1,020.7 of net proceeds from the offerings of subordinate voting shares, unsecured senior notes and preferred shares to finance the Brit Offer. Other significant cash movements at the Fairfax holding company level during the first quarter of 2015 are as set out in the Financial Condition section of this MD&A under the heading Liquidity.
Insurance contract receivables increased by $173.4 to $2,105.1 at March 31, 2015 from $1,931.7 at December 31, 2014, primarily as a result of increased insurance premiums receivable reflecting the impact of increased business volumes at Zenith National, the acquisitions of Union Assurance and MCIS at Fairfax Asia and increased reinsurance premiums receivable at OdysseyRe (reflecting higher reinsurance premiums written in Europe), partially offset by decreased insurance premiums receivable at Northbridge (reflecting the unfavourable impact of foreign currency translation).

Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $25,013.3 at March 31, 2015 ($24,834.3 net of subsidiary short sale and derivative obligations) compared to an aggregate carrying value at December 31, 2014 of $25,109.2 ($24,980.0 net of subsidiary short sale and derivative obligations). The decrease of $145.7 year-over-year generally reflected the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Canadian dollar, euro and Pound Sterling), in addition to the specific factors which caused movements in portfolio investments as discussed in the subsequent paragraphs.
Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $270.6 primarily reflecting the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Canadian dollar, euro and Pound Sterling), cash used to fund net purchases of bonds and common stocks and net settlements of long and short equity and equity index total return swaps in accordance with their reset provisions.
Bonds (including bonds pledged for short sale derivative obligations) increased by $648.7 primarily reflecting net purchases of other government and corporate and other bonds from the net proceeds received from the Fairfax India offerings, and net unrealized appreciation (principally related to bonds issued by U.S. states and municipalities and the U.S. government).
Common stocks decreased by $398.0 primarily reflecting net sales of common stocks which have not settled as at March 31, 2015 (those proceeds receivable are reported as receivables on securities sold not yet settled in other assets) and net unrealized depreciation of common stocks in the first quarter of 2015.
Investments in associates decreased by $82.9 primarily reflecting the receipt of dividends and distributions of $54.3 from the non-insurance associates, partially offset by the share of profit of associates of $30.8.
Derivatives and other invested assets net of short sale and derivative obligations increased by $22.9 primarily reflecting net unrealized gains on equity warrants and CPI-linked derivatives, partially offset by higher payables to counterparties to the company’s short equity and equity index total return swaps (excluding the impact of collateral requirements).
Recoverable from reinsurers decreased by $56.3 to $3,925.8 at March 31, 2015 from $3,982.1 at December 31, 2014 primarily reflecting the impact of the strengthening of the U.S. dollar relative to the Canadian dollar and Brazilian real (principally affecting Northbridge and Fairfax Brasil respectively) and Runoff's continued progress reducing its recoverable from reinsurers (through normal cession and collection activity), partially offset by increases at Fairfax Asia related to the acquisitions of MCIS and Union Assurance.
Deferred income taxes decreased by $48.4 to $412.0 at March 31, 2015 from $460.4 at December 31, 2014 primarily due to the utilization of losses in the US tax group, partially offset by lower net unrealized gains on investments.
Other assets increased by $375.0 to $1,722.6 at March 31, 2015 from $1,347.6 at December 31, 2014 primarily as a result of higher receivables on securities sold not yet settled (primarily related to common stocks).
Provision for losses and loss adjustment expenses decreased by $407.1 to $17,342.0 at March 31, 2015 from $17,749.1 at December 31, 2014 primarily reflecting the impact on loss reserves of the strengthening of the U.S. dollar relative to the euro (principally at OdysseyRe) and the Canadian dollar (principally at Northbridge) and Runoff's continued progress settling its claim liabilities, partially offset by increases at Fairfax Asia related to the acquisitions of MCIS and Union Assurance, and the impact of the APH and AXA reinsurance transactions at Runoff.
Non-controlling interests increased by $748.8 to $966.9 at March 31, 2015 from $218.1 at December 31, 2014 principally as a result of Fairfax India's offerings and the acquisition of Union Assurance during the first quarter of 2015 and net earnings attributable to the non-controlling interests.

Investments
Interest and Dividends
Consolidated interest and dividend income increased from $90.5 in the first quarter of 2014 to $114.2 in the first quarter of 2015, reflecting an increase in interest and dividend income earned, partially offset by higher total return swap expense. Total return swap expense increased from $40.7 in the first quarter of 2014 to $43.4 in the first quarter of 2015, primarily reflecting a year-over-year increase in the dividend rate on a security underlying a significant proportion of the company's short total return swaps (iShares Russell 2000 Index).
The share of profit of associates decreased from $42.6 in the first quarter of 2014 to $30.8 in the first quarter of 2015, primarily reflecting decreases in the share of profit of the KWF LPs, Gulf Insurance and Thai Re, partially offset by increases in the share of profit of ICICI Lombard on a year-over-year basis.

Net Gains (Losses) on Investments
Net gains (losses) on investments for the quarters ended March 31, 2015 and 2014 were comprised as shown in the following tables:

	First quarter
	2015			2014
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	295.5	(303.1)	(7.6)	326.5	69.1	395.6
Preferred stocks - convertible	—	4.6	4.6	—	3.6	3.6
Bonds - convertible	—	(83.2)	(83.2)	—	62.7	62.7
Other equity derivatives(1) (2)	—	185.7	185.7	66.6	105.2	171.8
Equity and equity-related holdings	295.5	(196.0)	99.5	393.1	240.6	633.7
Equity hedges(2)	(58.5)	(111.1)	(169.6)	10.2	(81.7)	(71.5)
Equity and equity-related holdings after equity hedges	237.0	(307.1)	(70.1)	403.3	158.9	562.2
Bonds	80.0	61.1	141.1	4.6	474.4	479.0
Preferred stocks	—	14.3	14.3	2.1	(12.6)	(10.5)
CPI-linked derivatives	—	75.2	75.2	—	(21.9)	(21.9)
Other derivatives	14.1	(16.3)	(2.2)	(7.3)	(16.1)	(23.4)
Foreign currency	89.8	(73.8)	16.0	(12.7)	33.5	20.8
Other	2.7	(0.5)	2.2	(0.1)	—	(0.1)
Net gains (losses) on investments	423.6	(247.1)	176.5	389.9	616.2	1,006.1

Net gains (losses) on bonds is comprised as follows:
Government bonds	74.1	31.4	105.5	0.7	198.4	199.1
U.S. states and municipalities	5.7	20.4	26.1	1.9	264.4	266.3
Corporate and other	0.2	9.3	9.5	2.0	11.6	13.6
	80.0	61.1	141.1	4.6	474.4	479.0

(1)	Other equity derivatives include long equity total return swaps, equity warrants and call options.

(2)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

Equity and equity-related holdings after equity hedges: The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings. The company’s economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the Russell 2000 index, the S&P/TSX 60 index, other equity indexes and certain individual equities. The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equity indexes and individual equities as set out in the table below.
At March 31, 2015 equity hedges with a notional amount of $6,781.7 (December 31, 2014 - $6,856.9) represented 94.4% (December 31, 2014 - 89.6%) of the company’s equity and equity-related holdings of $7,182.9 (December 31, 2014 - $7,651.7). The increase in the hedge ratio principally resulted from net sales of equity and equity-related holdings and net unrealized depreciation of equity and equity-related holdings denominated in the euro and Canadian dollar as a result of the strengthening of the U.S. dollar in the first quarter of 2015.
There may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company’s equity price risk exposure as a result of the timing of opportunities to exit and enter hedges at attractive prices, decisions by the company to hedge an amount less than the company’s full equity exposure or, on a temporary basis, as a result of non-correlated performance of the equity hedges relative to the equity and equity-related holdings. The company’s risk management objective is for the equity hedges to be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur. However, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company’s hedging program related to equity price risk. Refer to note 16 (Financial Risk Management) under the heading Market Price Fluctuations in the company’s interim consolidated financial statements for the three months ended March 31, 2015, for a tabular analysis followed by a discussion of the company’s hedges of equity price risk and the related basis risk.

	March 31, 2015				December 31, 2014
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000	37,424,319	2,477.2	661.92	1,252.77	37,424,319	2,477.2	661.92	1,204.70
S&P/TSX 60	13,044,000	206.1	641.12	869.28	13,044,000	206.1	641.12	854.85
Other equity indices	—	40.0	—	—	—	140.0	—	—
Individual equities	—	1,701.9	—	—	—	1,701.9	—	—

(1)    The aggregate notional amounts on the dates that the short positions were first initiated.

Bonds: Net gains on bonds of $141.1 in the first quarter of 2015 were primarily comprised of net gains on U.S. treasury bonds ($96.3 inclusive of net realized gains of $74.0) and U.S. state and municipal bonds ($26.1) due to a decrease in interest rates in the first quarter of 2015. The company recorded net gains on bonds of $479.0 in the first quarter of 2014.

CPI-linked derivatives: The company has purchased derivative contracts referenced to consumer price indexes (“CPI”) in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At March 31, 2015 these contracts have a remaining weighted average life of 7.2 years (December 31, 2014 - 7.4 years), a notional amount of $106.2 billion (December 31, 2014 - $111.8 billion) and a fair value of $294.5 (December 31, 2014 - $238.4). The company’s CPI-linked derivative contracts produced net unrealized gains of $75.2 in the first quarter of 2015, compared to net unrealized losses of $21.9 in the first quarter of 2014. Unrealized gains on CPI-linked derivative contracts typically reflect decreases in the values of the CPI indexes underlying those contracts during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).

	March 31, 2015
Underlying CPI index	Floor rate(1)	Average life (in years)	Notional amount	Cost	Cost(2) (in bps)	Market value	Market value(2) (in bps)	Unrealized gain (loss)
United States	0.0%	7.4	46,225.0	286.1	61.9	124.3	26.9	(161.8)
United States	0.5%	9.5	12,600.0	39.8	31.6	96.6	76.7	56.8
European Union	0.0%	6.3	39,496.3	281.8	71.3	61.4	15.5	(220.4)
United Kingdom	0.0%	7.6	4,898.8	24.0	49.0	4.6	9.4	(19.4)
France	0.0%	7.4	2,953.5	18.4	62.3	7.6	25.7	(10.8)
		7.2	106,173.6	650.1		294.5		(355.6)

	December 31, 2014
Underlying CPI index	Floor rate(1)	Average life (in years)	Notional amount	Cost	Cost(2) (in bps)	Market value	Market value(2) (in bps)	Unrealized gain (loss)
United States	0.0%	7.6	46,225.0	286.4	62.0	78.8	17.0	(207.6)
United States	0.5%	9.8	12,600.0	40.3	32.0	72.5	57.5	32.2
European Union	0.0%	6.5	44,499.7	285.9	64.2	70.4	15.8	(215.5)
United Kingdom	0.0%	7.9	5,145.6	24.4	47.4	4.8	9.3	(19.6)
France	0.0%	7.7	3,327.6	18.4	55.3	11.9	35.8	(6.5)
		7.4	111,797.9	655.4		238.4		(417.0)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity if cumulative inflation averages less than 0.5% per year over the life of the contract.

(2)	Expressed as a percentage of the notional amount.

During the first quarter of 2015 the company did not enter into any new CPI-linked derivative contracts (2014 - entered into contracts with notional amounts of $15,560.2 at a cost of $50.8). Additional premiums of $4.8 were paid in the first quarter of 2015 (2014 - nil) to increase the strike price of certain CPI-linked derivative contracts (primarily the European Union CPI-linked derivatives). Refer to the analysis in note 7 (Short Sales and Derivatives) under the heading CPI-linked derivative contracts in the company’s interim consolidated financial statements for the three months ended March 31, 2015 for a discussion of the company’s economic hedge against the potential adverse financial impact of decreasing price levels.

Financial Risk Management

There were no significant changes in the types of the company’s risk exposures or the processes used by the company for managing those risk exposures at March 31, 2015 compared to those identified at December 31, 2014 and disclosed in the company’s 2014 Annual Report other than as outlined in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three months ended March 31, 2015.

Financial Condition

Capital Resources and Management
The company manages its capital based on the following financial measurements and ratios:

	March 31, 2015	December 31, 2014
Holding company cash and investments (net of short sale and derivative obligations)(1)	1,123.9	1,212.7

Long term debt – holding company borrowings	2,814.1	2,656.5
Long term debt – insurance and reinsurance companies	384.5	385.9
Subsidiary indebtedness - non-insurance companies	57.7	37.6
Long term debt – non-insurance companies	91.1	99.0
Total debt	3,347.4	3,179.0

Net debt	2,223.5	1,966.3

Common shareholders’ equity	8,770.9	8,361.0
Preferred stock	1,342.6	1,164.7
Non-controlling interests	966.9	218.1
Total equity	11,080.4	9,743.8

Net debt/total equity	20.1%	20.2%
Net debt/net total capital(2)	16.7%	16.8%
Total debt/total capital(3)	23.2%	24.6%
Interest coverage(4)	7.4x	12.3x
Interest and preferred share dividend distribution coverage(5)	5.6x	9.0x

(1)	Holding company cash and investments (net of short sale and derivative obligations) excludes $1,020.7 held to finance the Brit Offer.

(2)	Net total capital is calculated by the company as the sum of total equity and net debt.

(3)	Total capital is calculated by the company as the sum of total equity and total debt.

(4)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company's Canadian statutory income tax rate.

Holding company borrowings at March 31, 2015 increased by $157.6 to $2,814.1 from $2,656.5 at December 31, 2014 primarily reflecting the issuance on March 3, 2015 of Cdn$350.0 principal amount of holding company unsecured senior notes due 2025, partially offset by the impact of foreign currency translation on the company's Canadian dollar denominated long term debt.

Subsidiary debt (comprised of long term debt of the insurance and reinsurance companies, subsidiary indebtedness and long term debt of the non-insurance companies) at March 31, 2015 increased by $10.8 to $533.3 from $522.5 at December 31, 2014, primarily reflecting increased borrowings at Thomas Cook India and Quess Corp, partially offset by the impact of foreign currency translation on The Keg's Canadian dollar denominated debt.

Common shareholders’ equity increased from $8,361.0 at December 31, 2014 to $8,770.9 at March 31, 2015 primarily reflecting net proceeds from the issuance of 1.15 million subordinate voting shares on March 3, 2015 ($575.9) and net earnings attributable to shareholders of Fairfax ($225.2), partially offset by the payment of dividends on the company's common and preferred shares ($228.5) and decreased accumulated other comprehensive income (a decrease of $107.3 in the first quarter of 2015 primarily related to net unrealized foreign currency translation losses of foreign operations ($69.5) and associates ($35.6)).
The changes in holding company borrowings, subsidiary debt and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio decreased modestly to 16.7% at March 31, 2015 from 16.8% at December 31, 2014 primarily as a result of increases in net total capital, partially offset by increases in net debt. The increase in net debt was due to increases in total debt (primarily increased holding company borrowings and subsidiary debt as described above) and a decrease in holding company cash and investments (net of short sale and derivative obligations). The increase in net total capital was due to increases in common shareholders' equity, preferred shares (issuance of 9.2 million Series M preferred shares), non-controlling interests (primarily as a result of Fairfax India's offerings) and net debt. The consolidated total debt/total capital ratio decreased to 23.2% at March 31, 2015 from 24.6% at December 31, 2014 primarily as a result of increased total capital (reflecting increases in common shareholders' equity, preferred shares, total debt and non-controlling interests), partially offset by increased total debt (primarily increased holding company borrowings and subsidiary debt as described above).

Liquidity
Holding company cash and investments at March 31, 2015 totaled $2,219.9 ($2,144.6 net of $75.3 of holding company short sale and derivative obligations but inclusive of net proceeds of $1,020.7 from the offerings of subordinate voting shares, unsecured senior notes and preferred shares to finance the Brit Offer) compared to $1,244.3 at December 31, 2014 ($1,212.7 net of $31.6 of holding company short sale and derivative obligations).
Significant cash and investment movements at the Fairfax holding company level during the first quarter of 2015 included the following outflows: the payment of $228.5 of common and preferred share dividends, the payment of $20.3 of interest on long term debt and the payment of $36.2 of net cash with respect to the reset provisions of long and short equity and equity index total return swaps (excluding the impact of collateral requirements). Significant inflows during the first quarter of 2015 included the following: net proceeds from the company's three underwritten public offerings to finance the Brit Offer ($575.9 from the issuance of 1.15 million subordinate voting shares, $275.7 from the issuance of Cdn$350.0 principal amount of 4.95% unsecured senior notes due March 3, 2025 and $179.0 from the issuance of 9.2 million Series M preferred shares), the receipt of corporate income tax refunds ($128.4) and dividends from Northbridge ($48.4). The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements associated with corporate overhead expenses and costs in connection with the repurchase of subordinate voting shares for treasury. The carrying values of holding company investments vary with changes in the fair values of those investments.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at March 31, 2015 of $2,144.6 (inclusive of the $1,020.7 held to finance the Brit Offer) provides adequate liquidity to meet the holding company’s remaining known obligations in 2015. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its unsecured revolving credit facility (for further details related to the credit facility, refer to note 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2014 in the company’s 2014 Annual Report). The holding company's remaining known significant commitments for 2015 consist of the funding of the Brit Offer (as described in note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three months ended March 31, 2015) and the payment of interest and corporate overhead expenses, preferred share dividends, income tax payments and potential payments related to derivative contracts (described below). The net proceeds from underwritten public offerings of 1.15 million subordinate voting shares ($575.9), 9.2 million Series M preferred shares ($179.0) and Cdn$350.0 of 4.95% Fairfax senior notes due 2025 ($275.7), all of which closed on March 3, 2015, will be used to finance the Brit Offer. In addition, Fairfax reached a non-binding memorandum of understanding for OMERS to acquire 29.9% of Brit subsequent to the close of the Brit Offer at $4.30 per share, equivalent to Fairfax's Brit Offer price, for a total purchase price of approximately $516.
The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the first quarter of 2015 the holding company paid net cash of $36.2 (2014 -$53.3) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).
During the first quarter of 2015 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $270.6 primarily reflecting the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Canadian dollar, euro and Pound Sterling), cash used to fund net purchases of bonds and common stocks and net settlements of long and short equity and equity index total return swaps in accordance with their reset provisions. The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the first quarter of 2015 the insurance and reinsurance subsidiaries paid net cash of $54.3 (2014 - $25.2) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swaps may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps.

The following table presents major components of cash flow for the quarters ended March 31:

	First quarter
	2015	2014
Operating activities
Cash provided by operating activities before the undernoted	28.1	80.5
Net purchases of securities classified as at FVTPL	(832.8)	(220.2)
Investing activities
Net (purchases) sales of investments in associates and joint ventures	46.0	(332.2)
Net purchases of subsidiaries, net of cash acquired	(17.9)	(51.9)
Net purchases of premises and equipment and intangible assets	(20.8)	(14.2)
Increase in restricted cash in support of acquisitions	(1,031.8)	(61.8)
Financing activities
Net issuance of subsidiary indebtedness	21.2	4.3
Issuance of long term debt	275.7	—
Repurchase of holding company and subsidiary debt and securities	(1.4)	(1.2)
Issuance of subordinate voting shares	575.9	—
Issuance of preferred shares	179.0	—
Repurchase of preferred shares	(0.6)	—
Purchase of subordinate voting shares for treasury	(50.9)	(15.6)
Issuance of subsidiary common shares to non-controlling interests	725.8	—
Common and preferred share dividends paid	(228.5)	(230.0)
Decrease in cash, cash equivalents and bank overdrafts during the period	(333.0)	(842.3)
Cash provided by operating activities (excluding net purchases of securities classified as at FVTPL) decreased from $80.5 in the first quarter of 2014 to $28.1 in the first quarter of 2015 reflecting higher income taxes paid and higher paid losses related to prior years' non-catastrophe losses, partially offset by higher net premiums collected. Refer to note 19 (Supplementary Cash Flow Information) to the interim consolidated financial statements for the three months ended March 31, 2015 for details of net purchases of securities classified as at FVTPL.
Net sales of investments in associates and joint ventures of $46.0 in the first quarter of 2015 primarily reflected distributions from the company's non-insurance associates. Net purchases of investments in associates and joint ventures of $332.2 in the first quarter of 2014 related primarily to investments in AgriCo and Sterling Resorts and an additional investment in Eurobank Properties. Net purchases of subsidiaries, net of cash acquired of $17.9 in the first quarter of 2015 primarily related to the acquisition of a 78.0% interest in Union Assurance and the acquisition of MCIS. Net purchases of subsidiaries, net of cash acquired of $51.9 in the first quarter of 2014 primarily related to the acquisition of a 51.0% interest in The Keg. Increase in restricted cash in support of acquisitions of $1,031.8 in the first quarter of 2015 reflects the financing for the Brit Offer pursuant to the company's three underwritten public offerings as described in note 15 to the interim consolidated financial statements for the three months ended March 31, 2015. Increase in restricted cash in support of acquisitions of $61.8 in the first quarter of 2014 related to the additional investment by Thomas Cook India in Sterling Resorts to acquire control on September 3, 2014.
Net issuance of subsidiary indebtedness in the first quarters of 2015 and 2014 primarily reflected advances and repayments of the subsidiary indebtedness of Ridley, Quess Corp and Thomas Cook India in the normal course of business. In the first quarter of 2015 the company completed three underwritten public offerings: the issuance of subordinate voting shares of $575.9 (Cdn$717.1, issuance of 1.15 million subordinate voting shares), the issuance of long term debt of $275.7 (net proceeds from the issuance of Cdn$350.0 principal amount of 4.95% unsecured senior notes due March 3, 2025) and the issuance 9,200,000 cumulative five-year reset preferred shares, Series M of $179.0 (Cdn$222.9) which form part of the financing for the Brit Offer described in note 15 to the interim consolidated financial statements for the three months ended March 31, 2015. Purchase of subordinate voting shares for treasury in the first quarter of 2015 of $50.9 (2014 - $15.6) related to subordinate voting shares purchased for treasury. Issuance of subsidiary common shares to non-controlling interests of $725.8 in the first quarter of 2015 reflected the offerings of Fairfax India's common shares. The company paid preferred share dividends of $12.4 in the first quarter of 2015 (2014 - $14.3). The company paid common share dividends of $216.1 in the first quarter of 2015 (2014 - $215.7).

Book Value Per Share

Common shareholders’ equity at March 31, 2015 was $8,770.9 or $394.22 per basic share (excluding the unrecorded $990.3 excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries) compared to $8,361.0 or $394.83 per basic share (excluding the unrecorded $830.5 excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries) at December 31, 2014 representing a decrease per basic share in the first quarter of 2015 of 0.2% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2015, or an increase of 2.3% adjusted to include that dividend). During the first quarter of 2015, the number of basic shares increased as a result of the issuance of 1.15 million subordinate voting shares, partially offset by net repurchases of 77,700 subordinate voting shares for treasury (for use in the company’s share-based payment awards). At March 31, 2015 there were 22,248,468 common shares effectively outstanding.

	March 31, 2015			December 31, 2014
	Fair value	Carrying value(1)	Excess of fair value over carrying value	Fair value	Carrying value(1)	Excess of fair value over carrying value
Insurance and reinsurance associates	659.9	448.8	211.1	673.3	439.6	233.7
Non-insurance associates	1,290.7	1,086.0	204.7	1,397.2	1,178.1	219.1
Ridley(2)	240.9	77.6	163.3	245.8	71.4	174.4
Thomas Cook India	679.2	268.0	411.2	472.8	269.5	203.3
	2,870.7	1,880.4	990.3	2,789.1	1,958.6	830.5

(1)	The carrying values of Ridley and Thomas Cook India represent their respective values under the equity method of accounting.

(2)
On April 23, 2015 Ridley and Alltech announced an agreement pursuant to which Alltech will acquire all of the outstanding common shares of Ridley for Cdn$40.75 in cash per common share. Fairfax's interest in Ridley would be valued at approximately $317 (Cdn$384) under the terms of the proposed transaction.

Contingencies and Commitments

For a full description of these matters, please see note 14 (Contingencies and Commitments) to the interim consolidated financial statements for the three months ended March 31, 2015.

Comparative Quarterly Data (unaudited)

	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
Revenue	2,387.9	2,073.7	2,654.2	2,407.5	2,882.5	1,683.7	1,120.8	1,355.8
Net earnings (loss)	236.1	38.2	475.0	366.4	785.0	(1.8)	(569.1)	(156.9)
Net earnings (loss) attributable to shareholders of Fairfax	225.2	23.7	461.2	363.7	784.6	(5.5)	(571.7)	(157.8)
Net earnings (loss) per share	$9.92	$0.50	$21.10	$16.47	$36.35	$(0.98)	$(29.02)	$(8.55)
Net earnings (loss) per diluted share	$9.71	$0.49	$20.68	$16.15	$35.72	$(0.98)	$(29.02)	$(8.55)
Operating results at the company’s insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with implementing our business strategies; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues; the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.